Exhibit 99.1

Itaú Corpbanca Investor Relations

CORRECTING and REPLACING Itaú Corpbanca Announces First Quarter 2020 Management Discussion & Analysis Report

In a release issued under the same headline earlier today by ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP), please note that in the third paragraph of the release, the link for the full MD&A Report should be https://ir.itau.cl/files/doc_financials/2020/q1/Itaú-CorpBanca-1Q20-MD-A.pdf, not https://ir.itau.cl/English/files/doc_financials/2020/q1/Ita%C3%BA-CorpBanca-1Q20-MD-A.pdf as previously stated. The corrected release follows:

Santiago, Chile, April 30, 2020. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the first quarter ended March 31, 2020.

For the full MD&A Report, please refer to the following link:

https://ir.itau.cl/files/doc_financials/2020/q1/Itaú-CorpBanca-1Q20-MD-A.pdf

On Monday, May 4, 2020, at 11:00 A.M. Santiago time (11:00 AM ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer, and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 (877) 790-7811 (US Toll Free Dial In), or +1 (647) 689-5643 (Standard International Dial-In). Conference ID: 2398776# or quote "Itaú Corpbanca" to the operator.

A telephonic replay of the conference call will be available Monday, May 11, 2020, by dialing +1(800) 585-8367 or +1 (416) 621-4642 (Encore Dial In). Access Code: 2398776#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at:

https://wcc.on24.com/webcast/report?e=2156756&k=BD7A21163358CA3FE6C312EFFF758552

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia ‒Banco Corpbanca Colombia and Helm Bank‒ becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of February 29, 2020, according to the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero), Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10% market share. As of the same date, according to the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and the eighth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. Its market share by loans reached 4.1% as of February 29, 2020.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@corpbanca.cl

ir.itau.cl /Itaú Chile facebook.com/itauchile @itauchile

Management Discussion 1Q20 & Analysis ir.itau.cl /Itaú Chile facebook.com/itauchile @itauchile

Table of Contents Management Discussion & Analysis Page 5 7 Executive Summary Income Statement and Balance Sheet Analysis 17 Managerial results - Breakdown by country 19 Managerial results - Breakdown for Chile 21 Managerial results - Breakdown for Colombia 32 Balance Sheet 43 Risk and Capital Management 49 51 Additional Information 55 Report of Independent Auditors Complete Financial Statements Access here

Management Discussion Analysis & Management Discussion & Analysis

This report is based on Itaú CorpBanca reviewed financial statements for 1Q20, 4Q19 and 1Q19 prepared in accordance with the Compendium of Accounting Standards issued by the Commission for the Financial Market (Comisión para el Mercado Financiero, or “CMF”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of March 31, 2020 of Ch$853.82 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the CMF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or SF). Certain figures included in this Quarterly Report for the three months ended March 31, 2020 and 2019, for the three months ended December 31, 2019 and as of March 31, 2020 and 2019 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “billion” means one thousand million (1,000,000,000) and the term “trillion” means one million million (1,000,000,000,000). 6

Management Discussion & Analysis | Executive Summary

Itaú

Itaú Corpbanca Financial Information

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based in our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 9, 10 and 11 of this report for further details on our Management Model.

Financial **Highlights**

We present below **selected consolidated managerial financial information** and operating information of Itaú Corpbanca for the three months ended March 31, 2020 and 2019, for the three months ended December 31, 2019 and as of March 31, 2020 and 2019.

	In Ch$ million (except where indicated), end of period	1Q20	4Q19	1Q19	3M20	3M19
Results	Recurring Net Income	33,797	17,863	34,187	33,797	34,187
	Operating Revenues [1]	259,949	321,864	269,631	259,949	269,631
	Managerial Financial Margin	215,588	271,310	221,049	215,588	221,049
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2,3]	0.4%	0.2%	0.5%	0.4%	0.5%
	Recurring Return on Tangible Avg. equity (RoTAE) [2,4]	6.8%	3.4%	6.9%	6.8%	6.9%
	Recurring Return on Avg. assets (RoAA) [2]	0.4%	0.2%	0.5%	0.4%	0.5%
	Recurring Return on Avg. equity (RoAE) [2,5]	4.1%	2.1%	4.1%	4.1%	4.1%
	Risk Index (Loan loss allowances / Total loans)	3.4%	3.4%	3.1%	3.4%	3.1%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.8%	2.8%	2.2%	2.8%	2.2%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	2.5%	2.5%	1.9%	2.5%	1.9%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	4.2%	4.2%	3.1%	4.2%	3.1%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	119.8%	119.4%	142.6%	119.8%	142.6%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	59.8%	54.3%	57.2%	59.8%	57.2%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	88.9%	95.9%	80.1%	88.9%	80.1%
Balance Sheet	Total Assets	38,416,205	33,740,383	29,556,812		
	Gross Total Credit Portfolio	23,619,581	23,154,056	21,648,642		
	Total Deposits	17,975,542	16,493,635	14,307,795		
	Loan Portfolio / Total Deposits	131.4%	140.4%	151.3%		
	Shareholders Equity	3,246,016	3,346,102	3,338,116		
	Tangible Equity [4]	1,927,812	1,995,130	2,006,585		
Other	Headcount [7]	8,908	8,988	9,042		
	Chile	5,599	5,661	5,557		
	Colombia	3,309	3,327	3,485		
	Branches [8]	321	321	363		
	Chile	193	194	202		
	Colombia	128	127	161		
	ATM – Automated Teller Machines	555	571	635		
	Chile	413	424	463		
	Colombia	142	147	172		

Notes: (1) Operating revenues = Managerial financial Margin + Commissions and fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 47 of this report. **(5)** Equity = Shareholders equity. **(6)** Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. **(7)** Headcount for Chile includes employees of our New York branch and since 1Q18 also from our RepOffice in Lima and also in Madrid until 2Q19, and headcount for Colombia includes employees of Itaú (Panamá). **(8)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

Itaú Corpbanca 7

Management Discussion & Analysis | Executive Summary

In Ch$ million (except where indicated), end of period		1Q20	4Q19	1Q19	3M20	3M19
Highlights	Total Outstanding shares (Thousands)	512,406,760	512,406,760	512,406,760	512,406,760	512,406,760
	Book Value per share (Ch$)	6.335	6.530	6.515	6.335	6.515
	Diluted Recurring Earnings per share (Ch$)	0.066	0.035	0.067	0.066	0.067
	Accounting Diluted Earnings per share (Ch$)	0.053	0.019	0.055	0.053	0.055
	Diluted Recurring Earnings per ADR (US$)	0.116	0.070	0.147	0.116	0.147
	Accounting Diluted Earnings per ADR (US$)	0.093	0.038	0.122	0.093	0.122
	Dividend (Ch$ million)	127,065	n.a.	51,614	127,065	51,614
	Dividend per share (Ch$)	0.2480	n.a.	0.1007	0.2480	0.1007
	Gross Dividend per ADS (US$)	0.4316	n.a.	0.2226	0.4316	0.2226
	Market capitalization (Ch$ billion)	1,137.0	2,234.1	3,074.4	1,137.0	3,074.4
	Market capitalization (US$ billion)	1.3	3.0	4.5	1.3	4.5
	Solvency Ratio - BIS Ratio [9]	12.18%	13.14%	14.32%	12.18%	14.32%
	Shareholders' equity / Total assets	8.45%	9.92%	11.29%	8.45%	11.29%
	Shareholders' equity / Total liabilities	9.25%	11.04%	12.84%	9.25%	12.84%
Indicators	Ch$ exchange rate for US$1.0	853.82	748.77	680.44	853.82	680.44
	COP exchange rate for Ch$1.0	0.2106	0.2284	0.214	0.2106	0.214
	Monetary Policy Interest Rate - Chile [10]	1.0%	1.8%	3.0%	1.0%	3.0%
	Monetary Policy Interest Rate - Colombia [10]	3.8%	4.3%	4.3%	3.8%	4.3%
	Quarterly UF variation - Chile [11]	1.0%	0.9%	0.0%	1.0%	0.0%
	Quarterly CPI variation - Chile	1.3%	1.0%	0.6%	1.3%	0.6%
	Quarterly CPI variation - Colombia	1.7%	0.5%	1.6%	1.7%	1.6%

Notes: (9) BIS Ratio= Regulatory capital / RWA, according to SBIF current definitions. **(10)** End of each period. **(11)** UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for pricing several loans and contracts.

Itaú Corpbanca

8

Management Discussion & Analysis | Executive Summary

Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled Ch$33,797 million in the first quarter of 2020 from an accounting net income of Ch$27,130 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below:

Non-Recurring Events

In Ch$ million	1Q20	4Q19	1Q19	3M20	3M19
Net Income Attributable to Shareholders (Accounting)	**27,130**	**9,759**	**28,252**	**27,130**	**28,252**
Non-Recurring Events	**6,667**	**8,104**	**5,935**	**6,667**	**5,935**
(a) Transaction Costs	56	217	30	56	30
(b) Amortization of intangibles generated through business combinations	10,303	9,039	8,515	10,303	8,515
(c) Other Contingencies	(698)	2,332	-	(698)	-
Tax Effects	(2,994)	(3,484)	(2,610)	(2,994)	(2,610)
Recurring Net Income Attributable to Shareholders (Managerial)	**33,797**	**17,863**	**34,187**	**33,797**	**34,187**

Events that we have considered non-recurring and at the same time not part of our business are the following:

(a) Transaction cost: Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses.

(b) Amortization of intangible generated through business combinations: Amortization of intangibles arising from business combination, such as costumer relationships.

(c) Other Contingencies: Mainly due to contingencies related to the social unrest events in Chile.

Itaú Corpbanca 9

Management Discussion & Analysis Executive Summary Managerial Income Statement For tax purposes, the Chilean Internal Revenue Service (“Servicio de Impuestos Internos ” or SII) considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) is US$1,772 million. This amount considers the acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company announced to the market in December 3, 2019 for approximately US$334 million. Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk manage-ment, credit risk and costs control. For our managerial results, we adjust for non -recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the breakdown of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad – originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country -risk provisions; the provisions for assets received in lieu of payment; provisions and write -off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program. As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In addition of the New York Branch, in 2020, management has decided to consider other investments in its hedge strategy with derivatives, also to be analyzed along with income tax expenses (total exposure US$183 million). These reclassifications enable us to carry out a business analysis from management’s perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifi-cations. One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table on page 11 (Accounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications. With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating e ffects of foreign exchange variations through financial instruments and includes the impact of all tax effects. As the consolidated financial statements for Itaú Corpbanca uses the Chilean peso as its functional currency and foreign curr encies are translated into Chilean peso. For our investment in Colombia, we have decided to hedge this translation risk effect in our income statement. In the first quarter of 2020, the Chilean peso appreciated 7.8% against the Colombian peso, compared to a depreciation of 9.2 % in the previous quarter. In addition, the Chilean peso depreciated 14% against the U.S. dollar in the first quarter of 2020, a higher depreci ation compared to the fourth quarter of 2019 (2.8%). Approximately 21% of our loan portfolio is denominated in Colombian peso and 15% is denominated in U. S. dollar. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso: Main foreign exchange variations of the Chilean peso U.S. dollar Ch$ 853.82 +14.0% (1Q20/4Q19) +25.5% (1Q20/1Q19) -7.8% (1Q20/4Q19) -1.6% (1Q20/1Q19) Colombian peso Ch$ 0.2106 Itaú Corpbanca 10

Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Statement

We present below a detailed reconciliation from our accounting income statements to our managerial income statements before adding/deducting non-recurring events as previously described. Even though the example below has been prepared with 1Q20 figures, it can be used to replicate any period:

	in Ch$ million	1Q20
1	Interest Income	442,158
1	Interest Expense	(224,188)
	Net Interest Income	**217,970**
2	Fees and commission income	57,605
4	Fees and commission expense	(18,373)
	Net fee and commission income	**39,232**
1	Total financial transactions, net	97,315
1	Other operating income	16,568
	Total operating income	**371,085**
3	Provision for Loan Losses	(117,895)
3	Recoveries from loans written-off as losses	14,155
	Net operating income	**267,345**
4	Personnel expenses	(72,846)
4	Administrative expenses	(61,723)
4	Depreciation and amortization	(32,360)
4	Impairments	-
4	Other operating expenses	(8,357)
	Total operating expenses	**(175,286)**
	Operating Income	**92,059**
1	Income from investments in other companies	1,148
	Income before taxes	**93,207**
5	Income tax expense	(65,560)
	Net Income	**27,647**
6	Minority interests	(517)
	Net Income attributable to Shareholders	**27,130**

	in Ch$ million	1Q20
	Operating Revenues	**390,606**
1	Managerial Financial Margin	333,001
	Financial Margin with Clients	223,551
	Financial Margin with the Market	109,450
2	Commissions and Fees	57,605
3	**Cost of Credit**	**(103,740)**
	Provision for Loan Losses	(117,895)
	Recoveries from Loans written-off as losses	14,155
	Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-
4	**Non-interest Expenses**	**(193,659)**
	Personnel Expenses	(72,846)
	Administrative Expenses	(88,453)
	Depreciation, Amortization and Impairment	(32,360)
	Income before Tax and Minority Interests	**93,207**
5	Income tax expense	(65,560)
6	Minority Interests in Subsidiaries	(517)
	Net Income attributable to Shareholders	**27,130**

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Management Discussion & Analysis | Executive Summary

Itaú

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 1st Quarter of 2020

In Ch$ million	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Re-classifications	Managerial
Operating Revenues	**390,606**	**(511)**	**(74,695)**	**(55,451)**	**259,949**
Managerial Financial Margin	333,001	(511)	(74,695)	(42,206)	215,588
Financial Margin with Clients	223,551	(556)	-	(16,010)	206,985
Financial Margin with the Market	109,450	44	(74,695)	(26,196)	8,603
Commissions and Fees	57,605	-	-	(13,244)	44,361
Cost of Credit	**(103,740)**	-	-	**27,942**	**(75,798)**
Provision for Loan Losses	(117,895)	-	-	27,213	(90,682)
Recovery of Loans Written Off as Losses	14,155	-	-	889	15,044
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	-	-	(160)	(160)
Non-interest Expenses	**(193,659)**	**10,888**	-	**27,384**	**(155,387)**
Personnel Expenses	(72,846)	-	-	1,857	(70,989)
Administrative Expenses	(88,453)	(129)	-	17,282	(71,300)
Depreciation, Amortization and Impairment	(32,360)	11,016	-	8,245	(13,098)
Income before Tax and Minority Interests	**93,207**	**10,376**	**(74,695)**	**(124)**	**28,764**
Income Tax Expense	(65,560)	(3,244)	74,695	124	6,015
Minority Interests in Subsidiaries	(517)	(465)	-	-	(982)
Recurring Net Income	**27,130**	**6,667**	-	**(0)**	**33,797**

Accounting and Managerial Income Statements Reconciliation | 4th Quarter of 2019

In Ch$ million	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassification	Managerial
Operating Revenues	**357,878**	**850**	**(5,341)**	**(31,523)**	**321,864**
Managerial Financial Margin	296,546	850	(5,341)	(20,744)	271,310
Financial Margin with Clients	245,499	850	-	(26,058)	220,291
Financial Margin with the Market	51,047	-	(5,341)	5,314	51,019
Commissions and Fees	61,332	-	-	(10,779)	50,553
Cost of Credit	**(137,590)**	-	-	**3,638**	**(133,952)**
Provision for Loan Losses	(153,049)	-	-	(1,415)	(154,464)
Recovery of Loans Written Off as Losses	15,459	-	-	5,957	21,416
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	-	-	(903)	(903)
Non-interest Expenses	**(214,335)**	**12,031**	-	**27,678**	**(174,625)**
Personnel Expenses	(77,872)	287	-	31	(77,554)
Administrative Expenses	(103,301)	1,174	-	18,243	(83,884)
Depreciation, Amortization and Impairment	(33,162)	10,571	-	9,404	(13,187)
Income before Tax and Minority Interests	**5,953**	**12,881**	**(5,341)**	**(206)**	**13,287**
Income Tax Expense	1,897	(3,963)	5,341	207	3,482
Minority Interests in Subsidiaries	1,909	(815)	-	-	1,094
Recurring Net Income	**9,759**	**8,104**	-	**(0)**	**17,863**

Itaú Corpbanca

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Management Discussion & Analysis | Executive Summary

Itaú

1st quarter of 2020 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	1Q20	4Q19	change		1Q19	change		3M20	3M19	change	
Operating Revenues	**259,949**	**321,864**	**-19.2%**	**(61,915)**	**269,631**	**-3.6%**	**(9,682)**	**259,949**	**269,631**	**-3.6%**	**(9,682)**
Managerial Financial Margin	215,588	271,310	-20.5%	(55,722)	221,049	-2.5%	(5,461)	215,588	221,049	-2.5%	(5,461)
Financial Margin with Clients	206,985	220,291	-6.0%	(13,307)	202,154	2.4%	4,831	206,985	202,154	2.4%	4,831
Financial Margin with the Market	8,603	51,019	-83.1%	(42,416)	18,895	-54.5%	(10,292)	8,603	18,895	-54.5%	(10,292)
Commissions and Fees	44,361	50,553	-12.2%	(6,193)	48,582	-8.7%	(4,221)	44,361	48,582	-8.7%	(4,221)
Cost of Credit	**(75,798)**	**(133,952)**	**-43.4%**	**58,154**	**(61,639)**	**23.0%**	**(14,159)**	**(75,798)**	**(61,639)**	**23.0%**	**(14,159)**
Provision for Loan Losses	(90,682)	(154,464)	-41.3%	63,783	(73,796)	22.9%	(16,886)	(90,682)	(73,796)	22.9%	(16,886)
Recovery of Loans Written Off as Losses	15,044	21,416	-29.8%	(6,372)	11,672	28.9%	3,372	15,044	11,672	28.9%	3,372
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(160)	(903)	-82.2%	743	484	-133.1%	(645)	(160)	484	-133.1%	(645)
Non-interest Expenses	**(155,387)**	**(174,625)**	**-11.0%**	**19,238**	**(154,359)**	**0.7%**	**(1,028)**	**(155,387)**	**(154,359)**	**0.7%**	**(1,028)**
Personnel Expenses	(70,989)	(77,554)	-8.5%	6,565	(72,154)	-1.6%	1,165	(70,989)	(72,154)	-1.6%	1,165
Administrative Expenses	(71,300)	(83,884)	-15.0%	12,584	(69,848)	2.1%	(1,452)	(71,300)	(69,848)	2.1%	(1,452)
Depreciation, Amortization and Impairment	(13,098)	(13,187)	-0.7%	88	(12,357)	6.0%	(741)	(13,098)	(12,357)	6.0%	(741)
Income before Tax and Minority Interests	**28,764**	**13,287**	**116.5%**	**15,477**	**53,633**	**-46.4%**	**(24,869)**	**28,764**	**53,633**	**-46.4%**	**(24,869)**
Income Tax Expense	6,015	3,482	72.7%	2,533	(16,061)	-137.5%	22,076	6,015	(16,061)	-137.5%	22,076
Minority Interests in Subsidiaries	(982)	1,094	-189.7%	(2,076)	(3,385)	-71.0%	2,403	(982)	(3,385)	-71.0%	2,403
Recurring Net Income	**33,797**	**17,863**	**89.2%**	**15,934**	**34,187**	**-1.1%**	**(390)**	**33,797**	**34,187**	**-1.1%**	**(390)**

Itaú Corpbanca

13

Management Discussion & Analysis Executive Summary Results Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 9 and 10: Recurring Net Income Highlights in the quarter The recurring net income in the first quarter of 2020 amounted to Ch$33.8 billion, a 89.2% increase from the previous quarter. The managerial return on average tangible equity was 6.8% as of March 31, 2020, compared to the 6.9% reported in March 31, 2019. Ch$ 33.8 billion for the 1Q20 Results in the quarter increased 89.2% compared to the fourth quarter of 2019. The positive performance in Chile is primarily due to a lower cost of credit, which was negatively impacted last quarter by provisions for a specific wholesale client and by lower non-interest expenses. This positive trend was partially offset by lower operating revenues mainly related to lower Financial margin with the Market and the positive impact of the sale of the student loan portfolio in the fourth quarter 2019. In addition, this quarter´s result was positively impacted by the tax benefit related to the monetary correction of the shareholders’ equity. Ch$ million Results in Colombia were positively impacted by a 3.0% growth in operating revenues and by a lower cost of credit, which was negatively impacted last quarter by provisions for a specific wholesale client. In addition, results were positively impacted by lower non-interest expenses mainly related to extraordinary expenses of early branches closure occurred in fourth quarter 2019. Highlights in 1Q20 Return on Average Tangible Equity1 6.8% The annualized recurring return on average tangible equity reached 6.8% in the first quarter of 2020, 3.4 percentage points higher when compared to the previous quarter and 0.1 percentage points lower compared to the same period in 2019. Average tangible shareholders’ equity totaled Ch$1,980.5 billion, a 4.8% decrease compared to the previous quarter and a 0.8% decrease com-pared to the first quarter of 2019. Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combination reached 0.4% in the first quarter of 2020, a 17 basis points increase compared to the previous quarter and a 10 basis points de-crease compared to the first quarter of 2019. (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. Itaú Corpbanca 14 For further details by country see page 47

Management Discussion & Analysis Executive Summary Financial Margin with Clients Ch$ 207.0 billion Cost of Credit Ch$ 75.8 billion Ch$ million Ch$ million Financial margin with clients decreased 6.0% compared to the previous quarter, primarily due to the sale of student loans portfolio in the fourth quarter of 2019 and a decrease in commercial activity related to derivative and FX transactions with clients in first quarter of 2020. When compared to the first quarter of 2019, our financial margin with clients increased 2.4% primarily due to higher loan volumes in Chile, partially offset by the negative impact of lower spreads. The 43.4% decrease in our cost of credit in the quarter is driven by higher provisions both in Chile and Colombia for specific clients of the wholesale portfolio in the fourth quarter of 2019. Compared to the first quarter of 2019, our cost of credit increased by 23.0%, mainly due to an increase in provi-sions for the wholesale segment in Chile. Commissions and Fees Ch$ 44.4 billion Efficiency Ratio and Risk-Adjusted Efficiency Ratio1 59.8 % Ch$ million Commissions and fees decreased by 12.2% when compared to the fourth quarter of 2019, primarily due to lower revenues obtained by Insurance Brokerage and Credit Operations and Guarantees Provided in Chile and Financial Advisory and Asset Management in Colombia. Non-interest expenses presented a 11.0% decrease when compared to the previous quarter of 2019. When compared to the first quarter of 2019, expenses increased 0.7%. In the first quarter of 2020, our efficiency ratio reached 59.8%, a 5.52 percent-age points increase from the previous quarter, primarily due to a 9.2% decrease in operating revenues. Compared to the first quarter of 2019, there was a 2.53 percentage points increase mainly related to a lower Financial Margin with the Market. When compared to the first quarter of 2019, commissions and fees decreased by 8.7%, mainly due to Financial advisory in Chile. The risk-adjusted efficiency ratio, which also includes the cost of credit, reached 88.9%, a decrease of 7.0 percentage points from the previous quarter and an 8.8 percentage points increase from the first quarter of 2019. 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. Itaú Corpbanca 15 For further details by country see pages 29 and 40 For further details by country see pages 24 and 35 For further details by country see pages 25 and 36 For further details by country see pages 22 and 33

Management Discussion & Analysis Executive Summary 2020 Forecast We present below our original forecast for 2020 released in the 4Q19 earnings release: 4.0% 6.0% 1.0% 1.2% 3.5% 4.5% 3 1– Retail loans refers to mortgage and consumer loans; 2– Net provision for credit & counterparty risks; 3– Net of labor agreement cost; 4– Managerial net income attributable to shareholders. Although the growth plans and projections of results presented above are based on management assumptions and information available in the market at the beginning of 2019, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others. Itaú Corpbanca 16 4

Income Statement and Balance Analysis Sheet Management Discussion & Analysis

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Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown by Country

Highlights

The financial results of Itaú Corpbanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- the cost of derivative structures used to hedge the investment and its related tax effects; and
- other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 9, 10 and 11 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 1Q20, 4Q19 an d 1Q19:

	1Q20			4Q19			Change		
In Ch$ million	Consolidado	Chile	Colombia[1]	Consolidado	Chile	Colombia[1]	Consolidado	Chile	Colombia[1]
Operating Revenues	**259,949**	**186,043**	**77,873**	**321,864**	**250,382**	**75,636**	**-19.2%**	**-25.7%**	**3.0%**
Managerial Financial Margin	215,588	150,193	69,363	271,310	210,397	65,068	-20.5%	-28.6%	6.6%
Financial Margin with Clients	206,985	146,906	60,078	220,291	161,295	58,996	-6.0%	-8.9%	1.8%
Financial Margin with the Market	8,603	3,286	9,284	51,019	49,102	6,071	-83.1%	-93.3%	52.9%
Commissions and Fees	44,361	35,850	8,511	50,553	39,985	10,568	-12.2%	-10.3%	-19.5%
Cost of Credit	**(75,798)**	**(55,617)**	**(20,181)**	**(133,952)**	**(110,117)**	**(23,835)**	**-43.4%**	**-49.5%**	**-15.3%**
Provision for Loan Losses	(90,682)	(66,631)	(24,051)	(154,464)	(124,804)	(29,660)	-41.3%	-46.6%	-18.9%
Recovery of Loans Written Off as Losses	15,044	11,175	3,870	21,416	15,590	5,826	-29.8%	-28.3%	-33.6%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(160)	(160)	-	(903)	(903)		-82.2%	-82.2%	-
Non-interest Expenses	**(155,387)**	**(109,103)**	**(46,284)**	**(174,625)**	**(116,932)**	**(57,694)**	**-11.0%**	**-6.7%**	**-19.8%**
Personnel Expenses	(70,989)	(47,785)	(23,204)	(77,554)	(52,229)	(25,325)	-8.5%	-8.5%	-8.4%
Administrative Expenses	(71,300)	(51,294)	(20,006)	(83,884)	(54,812)	(29,072)	-15.0%	-6.4%	-31.2%
Depreciation, Amortization and Impairment	(13,098)	(10,024)	(3,074)	(13,187)	(9,891)	(3,296)	-0.7%	1.3%	-6.7%
Income before Tax and Minority Interests	**28,764**	**21,323**	**11,408**	**13,287**	**23,333**	**(5,892)**	**116.5%**	**-8.6%**	**-293.6%**
Income Tax Expense	6,015	8,170	(3,225)	3,482	(1,551)	3,911	72.7%	-626.8%	-182.5%
Minority Interests in Subsidiaries	(982)	(27)	(955)	1,094	(44)	1,138	-189.7%	-38.1%	-183.9%
Costs of hedge positions	-	29,465	(2,896)	-	-	(3,032)	-	-	-4.5%
Recurring Net Income	**33,797**	**29,465**	**4,332**	**17,863**	**21,739**	**(3,875)**	**89.2%**	**35.5%**	**-211.8%**
Recurring Return on Managerial Tangible Equity	**6.8%**	**8.4%**	**3.0%**	**3.4%**	**5.4%**	**-3.3%**	**339 bps**	**300 bps**	**636 bps**

	1Q20			1Q19			Change		
In Ch$ million	Consolidado	Chile	Colombia[1]	Consolidado	Chile	Colombia[1]	Consolidado	Chile	Colombia[1]
Operating Revenues	**259,949**	**186,043**	**77,873**	**269,631**	**187,414**	**85,573**	**-3.6%**	**-0.7%**	**-9.0%**
Managerial Financial Margin	215,588	150,193	69,363	221,049	148,203	76,202	-2.5%	1.3%	-9.0%
Financial Margin with Clients	206,985	146,906	60,078	202,154	140,814	61,340	2.4%	4.3%	-2.1%
Financial Margin with the Market	8,603	3,286	9,284	18,895	7,389	14,862	-54.5%	-55.5%	-37.5%
Commissions and Fees	44,361	35,850	8,511	48,582	39,211	9,371	-8.7%	-8.6%	-9.2%
Cost of Credit	**(75,798)**	**(55,617)**	**(20,181)**	**(61,639)**	**(36,572)**	**(25,067)**	**23.0%**	**52.1%**	**-19.5%**
Provision for Loan Losses	(90,682)	(66,631)	(24,051)	(73,796)	(45,577)	(28,219)	22.9%	46.2%	-14.8%
Recovery of Loans Written Off as Losses	15,044	11,175	3,870	11,672	8,520	3,152	28.9%	31.2%	22.8%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(160)	(160)	-	484	484	(43,169)	-133.1%	-133.1%	-
Non-interest Expenses	**(155,387)**	**(109,103)**	**(46,284)**	**(154,359)**	**(111,190)**	**(43,169)**	**0.7%**	**-1.9%**	**7.2%**
Personnel Expenses	(70,989)	(47,785)	(23,204)	(72,154)	(49,872)	(22,282)	-1.6%	-4.2%	4.1%
Administrative Expenses	(71,300)	(51,294)	(20,006)	(69,848)	(52,261)	(17,587)	2.1%	-1.9%	13.8%
Depreciation, Amortization and Impairment	(13,098)	(10,024)	(3,074)	(12,357)	(9,057)	(3,300)	6.0%	10.7%	-6.8%
Income before Tax and Minority Interests	**28,764**	**21,323**	**11,408**	**53,633**	**39,651**	**17,338**	**-46.4%**	**-46.2%**	**-34.2%**
Income Tax Expense	6,015	8,170	(3,225)	(16,061)	(10,462)	(6,505)	-137.5%	-178.1%	-50.4%
Minority Interests in Subsidiaries	(982)	(27)	(955)	(3,385)	(6)	(3,379)	-71.0%	375.9%	-71.7%
Costs of hedge positions	-	29,465	(2,896)	-	29,184	(2,450)	-	-	18.2%
Recurring Net Income	**33,797**	**29,465**	**4,332**	**34,187**	**29,184**	**5,003**	**-1.1%**	**1.0%**	**-13.4%**
Recurring Return on Managerial Tangible Equity	**6.8%**	**8.4%**	**3.0%**	**6.9%**	**7.3%**	**5.1%**	**-3 bps**	**111 bps**	**-211 bps**

[1] In nominal currency

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Management Discussion & Analysis | Income Statement Analysis

Itaú

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 1Q20, 4Q19 and 1Q19 is presented below:

In Ch$ million	1Q20	4Q19	1Q19	3M20	3M19
Net Income Attributable to Shareholders (Accounting)	**23,832**	**12,803**	**23,504**	**23,832**	**23,504**
(+) Non-recurring events	3,528	5,866	4,027	3,528	4,027
(+) Other results and overhead costs from Colombia in Chile (a)	(791)	37	(798)	(791)	(798)
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	2,896	3,032	2,450	2,896	2,450
Recurring Net Income	**29,465**	**21,739**	**29,184**	**29,465**	**29,184**

In Ch$ million	1Q20	4Q19	1Q19	3M20	3M19
Net Income Attributable to Shareholders (Accounting)	**3,298**	**(3,044)**	**4,748**	**3,298**	**4,748**
(+) Non-recurring events	3,139	2,239	1,908	3,139	1,908
(+) Other results and overhead costs from Colombia in Chile (a)	791	(37)	798	791	798
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(2,896)	(3,032)	(2,450)	(2,896)	(2,450)
Recurring Net Income	**4,332**	**(3,875)**	**5,003**	**4,332**	**5,003**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.

(b) **Cost of Investment Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, currently booked in Chile.

(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

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Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

			change			*change*				*change*	
In Ch$ million	1Q20	4Q19	%	$	1Q19	%	$	3M20	3M19	%	$
Operating Revenues	**186,043**	**250,382**	**-25.7%**	**(64,339)**	**187,414**	**-0.7%**	**(1,371)**	**186,043**	**187,414**	**-0.7%**	**(1,371)**
Managerial Financial Margin	150,193	210,397	-28.6%	(60,204)	148,203	1.3%	1,990	150,193	148,203	1.3%	1,990
Financial Margin with Clients	146,906	161,295	-8.9%	(14,389)	140,814	4.3%	6,092	146,906	140,814	4.3%	6,092
Financial Margin with the Market	3,286	49,102	-93.3%	(45,815)	7,389	-55.5%	(4,102)	3,286	7,389	-55.5%	(4,102)
Commissions and Fees	35,850	39,985	-10.3%	(4,135)	39,211	-8.6%	(3,361)	35,850	39,211	-8.6%	(3,361)
Cost of Credit	**(55,617)**	**(110,117)**	**-49.5%**	**54,500**	**(36,572)**	**52.1%**	**(19,044)**	**(55,617)**	**(36,572)**	**52.1%**	**(19,044)**
Provision for Loan Losses	(66,631)	(124,804)	-46.6%	58,173	(45,577)	46.2%	(21,054)	(66,631)	(45,577)	46.2%	(21,054)
Recovery of Loans Written Off as Losses	11,175	15,590	-28.3%	(4,416)	8,520	31.2%	2,654	11,175	8,520	31.2%	2,654
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(160)	(903)	-82.2%	743	484	-133.1%	(645)	(160)	484	-133.1%	(645)
Non-interest Expenses	**(109,103)**	**(116,932)**	**-6.7%**	**7,828**	**(111,190)**	**-1.9%**	**2,087**	**(109,103)**	**(111,190)**	**-1.9%**	**2,087**
Personnel Expenses	(47,785)	(52,229)	-8.5%	4,444	(49,872)	-4.2%	2,087	(47,785)	(49,872)	-4.2%	2,087
Administrative Expenses	(51,294)	(54,812)	-6.4%	3,518	(52,261)	-1.9%	967	(51,294)	(52,261)	-1.9%	967
Depreciation, Amortization and Impairment	(10,024)	(9,891)	1.3%	(133)	(9,057)	10.7%	(967)	(10,024)	(9,057)	10.7%	(967)
Income before Tax and Minority Interests	**21,323**	**23,333**	**-8.6%**	**(2,011)**	**39,651**	**-46.2%**	**(18,329)**	**21,323**	**39,651**	**-46.2%**	**(18,329)**
Income Tax Expense	8,170	(1,551)	-626.8%	9,720	(10,462)	-178.1%	18,631	8,170	(10,462)	-178.1%	18,631
Minority Interests in Subsidiaries	(27)	(44)	-38.1%	17	(6)	375.9%	(22)	(27)	(6)	375.9%	(22)
Recurring Net Income	**29,465**	**21,739**	**35.5%**	**7,727**	**29,184**	**1.0%**	**281**	**29,465**	**29,184**	**1.0%**	**281**

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Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- Financial margin with clients is 8.9% lower in the first quarter of 2020 compared to the fourth quarter 2019, mainly due to the incomes received by the sale of the student loan portfolio and the negative impact of changes in the loan portfolio mix.
- The financial margin with the market was positively impacted by a higher assets and liabilities gains due to higher UF variation (+1.0% in 1Q20 vs. +0.9% in 4Q19). This effect was more than offset by the negative impacts of higher market volatility in our treasury operations and by higher provision related to the credit value adjustment (CVA).

Managerial Financial Margin

Financial Margin with Clients
Ch$ 146.9 million
▼ - 8.9% (1Q20/4Q19)
▲ + 4.3% (1Q20/1Q19)

Financial Margin with the Market
Ch$ 3.3 million
▼ - 93.3% (1Q20/4Q19)
▼ - 55.5% (1Q20/1Q19)


Ch$ million
148,203
7,389
140,814
1Q19
170,880
24,364
146,516
2Q19
165,086
21,052
144,034
3Q19
210,397
49,102
161,295
4Q19
150,193
3,286
146,906
1Q20
Financial Margin with Clients
Financial Margin with the Market

Financial Margin with Clients

Financial margin with clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate.

Change in the Financial Margin with Clients Breakdown


161,295
(2,051)
1,880
(1,008)
(1,769)
(10,451)
(990)
146,906
1
2
3
4
5
6
4Q 19
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Lower number of calendar days
Comercial spreads on derivatives and FX transactions with clients
Sale of student loans portfolio
Working Capital and other
1Q 20

1 **Loan portfolio Mix (-Ch2,051 million)**: the decrease in consumer portfolios contributed to a lower share of products for these segments impacting, the total Financial Margin with Clients.

2 **Average asset portfolio, assets spreads and liabilities margin (+Ch$1,880 million)**: mainly due to the average portfolio growth.

3 **Lower number of calendar days(-Ch$1,008 million)**: one fewer calendar day, which negatively affected the accrual of the majority of the loan portfolio and the liabilities margin.

4 **Commercial spreads on derivatives and FX transactions with clients (-Ch$1,769 million)**: a decrease in derivatives and FX transactions with wholesales clients impacted the Financial Margin with Clients.

5 **Sale of student loans portfolio (-Ch$10,451 million)**: this sale was registered in fourth quarter 2019.

6 **Working Capital and other (-Ch$990 million)**: mainly due to a net gain in the fourth quarter 2019 arising from the application of the equity method, given that the bank gained significant influence over Nexus S.A. and Transbank S.A. by electing one of the board members for each company.

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Management Discussion & Analysis | Income Statement Analysis

Annualized average rate of financial margin with clients


3.0%
3.0%
2.8%
3.0%
2.6%
2.2%
2.1%
2.0%
0.9%
1.6%
1Q19
2Q19
3Q19
4Q19
1Q20
Financial margin with clients
Risk-adjusted financial margin with clients

In Ch$ millions, end of period	1Q20 Average Balance	1Q20 Financial Margin	1Q20 Average Rate	4Q19 Average Balance	4Q19 Financial Margin	4Q19 Average Rate
Financial Margin with Clients	22,221,358	146,906	2.6%	21,267,655	161,295	3.0%
Cost of Credit		(55,617)			(110,117)	
Risk-Adjusted Financial Margin with Clients	22,221,358	91,290	1.6%	21,267,655	51,178	0.9%

Financial Margin with Clients:

▼ - 36 bp

- Decrease mainly due to the sale of student portfolio loans in 4Q19

Risk-Adjusted Financial Margin with Clients:

▲ +69 bp

- Increase mainly due to a lower Cost of Credit in the period.

Financial Margin with the Market

Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Financial margin with the market decreased 8.9% in 1Q20 compared to 4Q19. This decrease is primarily due to the negative impacts of a higher market volatility in our treasury operations and by higher provisions related to the credit value adjustment (CVA). This decrease was partially offset by higher assets and liabilities gains due to a higher UF variation (+1.0% in 1Q20 vs. +0.9% in 4Q19).


Ch$ million
21,138
18,894
17,116
25,476
24,451
7,389
24,364
21,052
49,102
3,286
1Q19
2Q19
3Q19
4Q19
1Q20
Financial Margin with the Market
1-year moving average

UF net exposure (Ch$ trillion)


1.9
2.0
2.2
1.9
2.7
Mar-19
Jun-19
Sep-19
Dic-19
Mar-20

UF — Unidad de Fomento (variation value)


0.0%
1.2%
0.5%
0.9%
1.0%
1Q19
2Q19
3Q19
4Q19
1Q20

Itaú Corpbanca

23

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the first quarter of 2020, commissions and fees amounted to Ch$35.9 billion, a 10.3% decrease from the previous quarter mainly driven by lower Insurance brokerage and Credit Operations and Guarantees Provided fees.
- Current Account Services and Overdraft Fees and Credit Operations and Guarantees Provided fees explain roughly 45% of our total Commission and Fees in Chile (47% in 1Q20 vs. 45% in 4Q19).

In Ch$ million	1Q20	4Q19	change		1Q19	change		3M20	3M19	change	
Insurance Brokerage	7,553	9,665	(2,112)	-21.9%	9,488	(1,936)	-20.4%	7,553	9,488	(1,936)	-20.4%
Credit Operations and Guarantees Provided	7,421	9,034	(1,613)	-17.9%	7,589	(168)	-2.2%	7,421	7,589	(168)	-2.2%
Current Account Services and Overdraft Fees	9,287	8,781	506	5.8%	9,604	(318)	-3.3%	9,287	9,604	(318)	-3.3%
Asset Management	3,630	4,059	(429)	-10.6%	3,737	(107)	-2.9%	3,630	3,737	(107)	-2.9%
Financial Advisory	1,269	1,614	(346)	-21.4%	3,450	(2,182)	-63.2%	1,269	3,450	(2,182)	-63.2%
Others	6,692	6,833	(141)	-2.1%	5,343	1,349	25.2%	6,692	5,343	1,349	25.2%
Total Commissions and Fees	**35,850**	**39,985**	**(4,135)**	**-10.3%**	**39,211**	**(3,361)**	**-8.6%**	**35,850**	**39,211**	**(3,361)**	**-8.6%**

Commissions and Fees Breakdown

1Q20


19%
21%
4%
10%
21%
26%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory

4Q19


17%
24%
4%
10%
23%
22%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory

Itaú Corpbanca

24

Management Discussion & Analysis | Income Statement Analysis

Cost of Credit

In Ch$ million	1Q20	4Q19	change		1Q19	change		3M20	3M19	change	
Net Provision for Loan Losses	**(55,456)**	**(109,214)**	**53,757**	**-49.2%**	**(37,057)**	**(18,400)**	**49.7%**	**(55,456)**	**(37,057)**	**(18,400)**	**49.7%**
Provision for Loan Losses	(66,631)	(124,804)	58,173	-46.6%	(45,577)	(21,054)	46.2%	(66,631)	(45,577)	(21,054)	46.2%
Recovery of Loans Written Off as Losses	11,175	15,590	(4,416)	-28.3%	8,520	2,654	31.2%	11,175	8,520	2,654	31.2%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(160)	(903)	743	-82.2%	484	(645)	-	(160)	484	(645)	-
Cost of Credit	**(55,617)**	**(110,117)**	**54,500**	**-49.5%**	**(36,572)**	**(19,044)**	**52.1%**	**(55,617)**	**(36,572)**	**(19,044)**	**52.1%**

In the first quarter of 2020, cost of credit amounted to Ch$55.6 billion, a 49.5% decrease compared to the previous quarter. This decrease is mainly driven by a specific case in the wholesale segment and a higher provisioning level for wholesale and retail clients due to social unrest events in Chile in the fourth quarter of 2019.

These effects were partially offset by the negative economic impact of the COVID-19 pandemic. When compared to the same quarter of 2019, cost of credit increased 52.1%.

Cost of Credit and Loan Portfolio


0.9
1.0
0.9
2.4
1.2
45,577
36,572
53,765
41,950
64,425
40,932
124,804
110,117
66,631
55,617
1Q19
2Q19
3Q19
4Q19
1Q20
Provision from loan losses (Ch$ million)
Cost of credit (Ch$ million)
Cost of credit / Loan portfolio* - Annualized (%)

At the end of the first quarter of 2020, our net provision for loan losses over loan portfolio decreased to 1.2% from 2.4% compared to the previous quarter and increased 0.3 percentage points when compared to the first quarter of last year.

Allowance for Loan Losses and Loan Portfolio


2.49
2.45
2.39
2.44
2.44
2.44
2.40
2.81
2.98
397,885
393,190
389,024
403,730
408,953
418,106
424,424
509,277
550,716
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
Allowances for loan losses (Ch$ million) - Chile
Allowances for loan losses / Loan portfolio (%)

As of March 31, 2020, the allowance for loan losses increased 8.1% in the quarter, totaling Ch$550.7 billion, whereas our loan portfolio increased 3.8% from December 31, 2019, reaching Ch$19.0 trillion. Therefore, the ratio of allowance for loan losses to loan portfolio increased from 2.81% to 2.98%.

Itaú Corpbanca
25

Management Discussion & Analysis Income Statement Analysis Credit Quality Delinquency Ratios Non-Performing Loans NPL Ratio (%) by Segments | over 90 days Ch$ million The portfolio of credits 90-days overdue increased Ch$27.8 billion or 6.2% in the first quarter of 2020, driven by an increase of 8.5% in our consumer loans NPLs, a 6.9% increase in commercial loans NPLs and a 1.5% increase in mortgage loans NPLs. When compared to the same period for 2019, there is an increase in the portfolio of credits 90-days overdue of Ch$152.9 billion. This 47.1% increase is primarily due to a 62.8% and 30.2% increase in commercial and consumer loans NPLs, respectively. In the first quarter 2020, the total NPL portfolio increased from 2.46% to 2.52% compared to the fourth quarter 2019. The NPL ratio over 90 days for consumer loans increased from 2.22% to 2.47% in the first quarter 2020. The NPL ratio for mortgage loans decreased from 1.70% to 1.65% compared to the previous quarter. The NPL ratio increased 0.07 percentage points for commercial loans com-pared to the previous quarter. When excluding student loans from this portfolio, the commercial ex student loans NPL reached 2.33%, increasing 0.07 percentage points compared to the previous quarter. NPL Ratio (%) | over 90 days Coverage Ratio (%) | 90 days The NPL ratio of credits 90-day overdue increased from 2.46% to 2.52% compared to the previous quarter. Compared to the same period of 2019, the ratio increased 60 basis points mainly driven by the social unrest that hap-pened in Chile and an increase in credit risk in the commercial portfolio. As of March 31, 2020, the 90-day coverage ratio reached 115%, a 2 percentage points increase from the previous quarter. Compared to March 31, 2019, the total 90-day coverage ratio decreased 11 percentage points. Itaú Corpbanca 26

Management Discussion & Analysis Income Statement Analysis Ch$ billion NPL Creation Loan Portfolio Write-Off * Loan portfolio average balance of the two previous quarters. In the first quarter of 2020, the loan portfolio write-off totaled Ch$50.6 billion, a 4.6% decrease compared to the previous quarter primarily due to lower com-mercial loans write-offs. In the first quarter of 2020, NPL creation reached Ch$78.4 billion, a de-crease of 56.7% compared to the previous quarter, mainly due to a specif-ic large corporate client that became 90 days overdue in the fourth quarter of 2019. The ratio of written-off operations to loan portfolio average balance decreased 8 basis points, reaching 1.09%, compared to the previous quarter. NPL Creation Coverage Recovery of Loans Written-off as Losses Ch$ million In the first quarter of 2020, total NPL Creation coverage reached 85%, which means that the provision for loan losses in the quarter was lower than NPL Creation. Compared to the previous quarter, NPL Creation Coverage in-creased 16 percentage points and compared to the same period 2019, de-creased 2 percentage points. The trend shown since 4Q16 demonstrates that our portfolio is still more concentrated in wholesale loans where we anticipate the provision compared to overdue loans. In the first quarter of 2020, the income from the recovery of loans written-off decreased Ch$4.4 billion, or 28.3%, from the previous quarter. When compared to the first quarter of 2019, the income from recovery of loans written-off increased Ch$2.7 billion. Itaú Corpbanca 27

Management Discussion & Analysis | Income Statement Analysis

Itaú

Non-interest Expenses

Highlights

- Non-interest expenses amounted to Ch$109.1 billion in the quarter, a 6.7% decrease from the previous quarter and a 1.9% decrease when compared to the first quarter of 2019.

In Ch$ million	1Q20	4Q19	change		1Q19	change		3M20	3M19	change	
Personnel expenses	(47,785)	(52,229)	4,444	-8.5%	(49,872)	2,087	-4.2%	(47,785)	(49,872)	2,087	-4.2%
Administrative expenses	(51,294)	(54,812)	3,518	-6.4%	(52,261)	967	-1.9%	(51,294)	(52,261)	967	-1.9%
Personnel and Administrative Expenses	**(99,079)**	**(107,041)**	**7,962**	**-7.4%**	**(102,133)**	**3,054**	**-3.0%**	**(99,079)**	**(102,133)**	**3,054**	**-3.0%**
Depreciation. amortization and Impairment	(10,024)	(9,891)	(133)	1.3%	(9,057)	(967)	10.7%	(10,024)	(9,057)	(967)	10.7%
Total Non-interest Expenses	**(109,103)**	**(116,932)**	**7,828**	**-6.7%**	**(111,190)**	**2,087**	**-1.9%**	**(109,103)**	**(111,190)**	**2,087**	**-1.9%**

Personnel Expenses

Personnel expenses in the first quarter of 2020 period decreased 8.5% when compared to the fourth quarter of 2019, mainly due to reversal of provisions for bonuses related to last year results.

Administrative Expenses

Administrative expenses in the first quarter 2020 amounted to Ch$51.3 billion, a 6.4% decrease compared to the previous quarter, and a 1,9% decrease compared to the first quarter of 2019. This performance is mainly related to lower expenses with frauds, marketing expenses and less operational volume due to the economic impact of the COVID-19 pandemic.

Depreciation and Amortization

Depreciation, amortization and impairment expenses totaled Ch$10.0 billion in the first quarter of 2020, a 1.3% increase when compared to the fourth quarter of 2019. When compared to the first quarter of 2019, there was a 10.7% increase.

Headcount


0.2%
-2.3%
0.5%
2.2%
-1.1%
5,813
5,822
5,557
5,661
5,599

5,599
Headcount in Chile and New York at the end of the 1Q20

▼ - 1.1% (1Q20/4Q19)

▲ + 0.8% (1Q20/1Q19)

The total number of employees including the Itaú Corpbanca New York branch was 5,599 at the end of the first quarter of 2020 compared to 5,661 in the fourth quarter of 2019 and 5,557 at the end of the first quarter of 2019, an increase of 0.8% in headcount in the twelve-month period.

Itaú Corpbanca

28

Management Discussion & Analysis Income Statement Analysis Efficiency Ratio and Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk -adjusted efficiency ratio, which includes the cost of credit. = Efficiency Ratio Efficiency Ratio Risk-Adjusted Efficiency Ratio1 The risk-adjusted efficiency ratio, which also includes the cost of credit, reached 88.5% in the first quarter of 2020, a decrease of 2.1 percentage points compared to the previous quarter as a result of a decrease in Cost of Credit. In the first quarter of 2020, our efficiency ratio reached 58.6%, an increase of 11.9 percentage points when compared to the third quarter of 2019. This was mainly related to a lower Managerial Financial Margin. When compared to the first quarter of 2019, the efficiency ratio has decrease 0.7 percentage points. When compared to the first quarter of 2019, the risk-adjusted efficiency ratio increased by 9.7 percentage points, this increase was primarily due to a higher Cost of Credit. 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. Net Operating Profit Before Credit & Counterparty Losses Distribution The chart below shows the portions of operating revenues used to cover non -interest expenses and cost of credit. Itaú Corpbanca 29 Risk-AdjustedNon-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit Managerial Financial Margin + Commission and Fees

Management Discussion & Analysis | Income Statement Analysis

Distribution Network

Points of Service in Chile

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices (physical and digital), mobile banking, internet banking and telephone banking.

Branches | Chile and New York

As of March 31, 2020, we had 193 branches, stable when compared to the fourth quarter of 2019 only 1 branch less and 4.4% lower than the first quarter of 2019. The latter is due to the second part of our enhanced branch network strategy meant to create additional savings after the Legal Day One (April 1, 2016).

In addition, starting in the fourth quarter 2017, we have further enhanced "Banco Condell" through the integration of 24 branches to "Itaú" spaces, enabling not only cost and operating savings but increasing productivity and customer satisfaction.

As a result, the brand composition in Chile has changed. By the end of the first quarter of 2020, we operated (i) 138 branch offices under the "Itaú" brand (20 exclusive for our segment Itaú Personal Bank); and (ii) 54 branches under the "Banco Condell" brand – our consumer finance division – (30 exclusive Condell branches and 24 integrated branches). It is important to mention that until the third quarter of 2019, we had a digital branch in the Personal Bank segment and that in the fourth quarter of 2019, we opened an additional digital branch focused in our Itaú Sucursales segment. This reinforces our digital strategy by improving our customers' experience through digitalized channels. We also have one branch in New York.


1.8%
-1.0%
0.0%
0.0%
0.0%
-4.0%
0.0%
0.0%
55
55
55
55
55
54
54
149
147
147
147
147
140
mar-18
jun-18
sep-18
dec-18
mar-19
jun-19
sep-19
dec-19
mar-20
Itaú
Banco Condell*

* *Historical data prior to 4Q 2017 includes "CorpBanca" branches*

Automated Teller Machines (ATMs) | Chile

By the end of the first quarter of 2020, the number of ATMs totaled 413 in Chile, 11 ATMs less than the previous quarter and a 10.8% reduction when compared to the fourth quarter of 2019. This reduction is related to the social unrest events that happened in Chile in the period. Additionally, our customers had access to over 7,000 ATMs in Chile through our agreement with Redbanc.


34
14
14
13
12
12
432
413
403
dec-19
mar-20
Itaú
Banco Condell*

* *Historical data prior to 1Q 2018 includes "Corpbanca" ATM's*

Itaú Corpbanca

30

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- At the end of the first quarter of 2020, our total consolidated credit portfolio in Chile reached Ch$19.0 trillion, an increase of 3.8% from the previous quarter and a 12.2% from the first quarter of 2019.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	1Q20	4Q19	change	1Q19	change
Wholesale lending - Chile	**12,659,108**	**12,123,612**	**4.4%**	**11,251,074**	**12.5%**
Commercial loans	10,508,863	10,266,249	2.4%	9,624,539	9.2%
Foreign trade loans	1,396,255	1,109,169	25.9%	932,554	49.7%
Leasing and factoring	753,990	748,194	0.8%	693,981	8.6%
Retail lending - Chile	**6,301,367**	**6,134,839**	**2.7%**	**5,652,001**	**11.5%**
Residential Mortgage loans	**4,422,209**	**4,211,094**	**5.0%**	**3,860,395**	**14.6%**
Consumer loans	**1,879,158**	**1,923,745**	**-2.3%**	**1,791,606**	**4.9%**
Consumer installment loans	1,284,902	1,311,782	-2.1%	1,212,802	5.9%
Current account overdrafts	182,018	204,409	-11.0%	204,660	-11.1%
Credit card debtors	411,864	407,109	1.2%	373,603	10.2%
Other loans and receivables	374	445	-16.0%	541	-30.9%
TOTAL LOANS	**18,960,475**	**18,258,451**	**3.8%**	**16,903,075**	**12.2%**

Our portfolio in Chile grew 12.2% year-over-year, showing a gradual convergence to the pace of the overall market. This comes as the result of the dynamics we have been highlighting in our previous reports.

Our commercial loans converged to market pace as we concluded the reduction of non-core exposures and further strengthened client relationships and service levels. In the first quarter of 2020, the wholesale portfolio increased 4.4% compared to the previous quarter and totaling Ch$12.66 trillion. We have grown our commercial portfolio at a 9.2% pace in the last 12-month period ended in March 31, 2020, and 10.0% when excluding student loans that are part of this portfolio.

Our retail loan portfolio reached Ch$6.30 trillion at the end of the first quarter of 2020, an increase of 2.7% compared to the previous quarter. Our consumer loan portfolio continues to outperform the overall market speed, leveraged by our segmentation strategy and improvements in digital offer and overall client service and should continue to lead our rebalance to a higher yielding portfolio mix. On the mortgage front, we have reached market growth base as we have redesigned our operational model and value proposition for this product.

The first quarter of 2020 started with signs of an economic recovery from the 4Q19 social unrest, but ended off impacted by the evolution of the COVID-19 pandemic and by the implementation of mitigating measures that affected the economy. Therefore, activity in March likely posted the first monthly decline since October last year, with the outlook for the full year also impacted. Consistent with restrictions on economic activity globally, Chile followed a similar approach from mid-March in its bid to contain the spread of the COVID-19. Private sentiment changed, impacting the labor market, as the domestic demand and economic activity reduced. In response to the impact of COVI-19, both the Central Bank of Chile and the Chilean fiscal authorities responded in an attempt to ensure that the temporary nature of the shock does not result in more permanent outcomes on the economy. During March, the Central Bank of Chile cut the interest rate by 125bps to 0.5%, while announcing loan financing facility for banks, a bank bond purchasing program, widening the range of approved collateral as well as extending the period of REPO and swap programs to 2021 in a bid to ease liquidity pressures. Meanwhile, the government announced a number of packages that in total account to around 7% of the Chilean GDP.

Itaú Corpbanca

31

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

In Ch$ million	1Q20			4Q19			%	1Q19			%
	Nominal Currency	Exchange Rate Effect1	Constant Currency	Nominal Currency	Exchange Rate Effect1	Constant Currency	Change in Constant Currency	Nominal Currency	Exchange Rate Effect1	Constant Currency	Change in Constant Currency
Operating Revenues	**77,873**	**(5,260)**	**72,613**	**75,636**	**(4,912)**	**70,724**	**2.7%**	**85,573**	**(715)**	**84,858**	**-14.4%**
Managerial Financial Margin	69,363	(4,698)	64,665	65,068	(4,213)	60,854	6.3%	76,202	(631)	75,571	-14.4%
Financial Margin with Clients	60,078	(3,950)	56,129	58,996	(3,857)	55,139	1.8%	61,340	(495)	60,845	-7.8%
Financial Margin with the Market	9,284	(748)	8,536	6,071	(356)	5,715	49.4%	14,862	(136)	14,727	-42.0%
Commissions and Fees	8,511	(562)	7,948	10,568	(698)	9,870	-19.5%	9,371	(84)	9,287	-14.4%
Cost of Credit	**(20,181)**	**747**	**(19,434)**	**(23,835)**	**1,744**	**(22,091)**	**-12.0%**	**(25,067)**	**169**	**(24,897)**	**-21.9%**
Provision for Loan Losses	(24,051)	1,026	(23,025)	(29,660)	2,158	(27,502)	-16.3%	(28,219)	200	(28,019)	-17.8%
Recovery of Loans Written Off as Losses	3,870	(279)	3,591	5,826	(414)	5,411	-33.6%	3,152	(31)	3,121	15.0%
Non-interest Expenses	**(46,284)**	**3,081**	**(43,202)**	**(57,694)**	**3,803**	**(53,891)**	**-19.8%**	**(43,169)**	**366**	**(42,802)**	**0.9%**
Personnel Expenses	(23,204)	1,567	(21,637)	(25,325)	1,654	(23,671)	-8.6%	(22,282)	185	(22,097)	-2.1%
Administrative Expenses	(20,006)	1,305	(18,701)	(29,072)	1,937	(27,136)	-31.1%	(17,587)	154	(17,432)	7.3%
Depreciation, Amortization and Impairment	(3,074)	209	(2,865)	(3,296)	212	(3,084)	-7.1%	(3,300)	27	(3,273)	-12.5%
Income before Tax and Minority Interests	**11,408**	**(1,432)**	**9,977**	**(5,892)**	**635**	**(5,257)**	**-289.8%**	**17,338**	**(179)**	**17,158**	**-41.9%**
Income Tax Expense	(3,225)	456	(2,770)	3,911	(418)	3,493	-179.3%	(6,505)	58	(6,447)	-57.0%
Minority Interests in Subsidiaries	(955)	119	(836)	1,138	(107)	1,031	-181.0%	(3,379)	38	(3,341)	-75.0%
Costs of hedge positions	(2,896)	288	(2,608)	(3,032)	203	(2,830)	-7.8%	(2,450)	(12)	(2,462)	6.0%
Recurring Net Income	**4,332**	**(569)**	**3,763**	**(3,875)**	**313**	**(3,562)**	**-205.6%**	**5,003**	**(95)**	**4,908**	**-23.3%**

In Ch$ million	3M20			3M19			%
	Nominal Currency	Exchange Rate Effect1	Constant Currency	Nominal Currency	Exchange Rate Effect1	Constant Currency	Change in Constant Currency
Operating Revenues	**77,873**	**(5,260)**	**72,613**	**85,573**	**(715)**	**84,858**	**-14.4%**
Managerial Financial Margin	69,363	(4,698)	64,665	76,202	(631)	75,571	-14.4%
Financial Margin with Clients	60,078	(3,950)	56,129	61,340	(495)	60,845	-7.8%
Financial Margin with the Market	9,284	(748)	8,536	14,862	(136)	14,727	-42.0%
Commissions and Fees	8,511	(562)	7,948	9,371	(84)	9,287	-14.4%
Cost of Credit	**(20,181)**	**747**	**(19,434)**	**(25,067)**	**169**	**(24,897)**	**-21.9%**
Provision for Loan Losses	(24,051)	1,026	(23,025)	(28,219)	200	(28,019)	-17.8%
Recovery of Loans Written Off as Losses	3,870	(279)	3,591	3,152	(31)	3,121	15.0%
Non-interest Expenses	**(46,284)**	**3,081**	**(43,202)**	**(43,169)**	**366**	**(42,802)**	**0.9%**
Personnel Expenses	(23,204)	1,567	(21,637)	(22,282)	185	(22,097)	-2.1%
Administrative Expenses	(20,006)	1,305	(18,701)	(17,587)	154	(17,432)	7.3%
Depreciation. Amortization and Impairment	(3,074)	209	(2,865)	(3,300)	27	(3,273)	-12.5%
Income before Tax and Minority Interests	**11,408**	**(1,432)**	**9,977**	**17,338**	**(179)**	**17,158**	**-41.9%**
Income Tax Expense	(3,225)	456	(2,770)	(6,505)	58	(6,447)	-57.0%
Minority Interests in Subsidiaries	(955)	119	(836)	(3,379)	38	(3,341)	-75.0%
Costs of hedge positions	(2,896)	288	(2,608)	(2,450)	(12)	(2,462)	6.0%
Recurring Net Income	**4,332**	**(569)**	**3,763**	**5,003**	**(95)**	**4,908**	**-23.3%**

(1) Refers to the elimination of the impact of the foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.2106 per COP as of March 31, 2020.

Itaú Corpbanca

32

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Financial Margin

Highlights

- The Financial Margin with Clients increased 1.8% in the quarter mainly due to the sale of corporate assets that generated a negative impact in the Chilean GAAP in the fourth quarter of 2019.
- The increase in Financial Margin with the Market is mainly driven by higher gains in asset and liability management and trading results in the quarter.

Managerial Financial Margin

Financial Margin with Clients ▲ **+ 1.8%** (1Q20/4Q19)
Ch$ 56.1 million ▼ **- 7.8%** (1Q20/1Q19)

Financial Margin with the Market ▲ **+ 49.4% (1Q20/4Q19)**
Ch$ 8.5 million ▼ **- 42.0% (1Q20/4Q19)**

Ch$ million


75,571
14,727
60,845
1Q19
73,133
12,610
60,523
2Q19
68,093
10,401
57,692
3Q19
60,854
5,715
55,139
4Q19
64,665
8,536
56,129
1Q20
Financial Margin with Clients
Financial Margin with the Market

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2106 per COP as of March 31, 2020

Financial Margin with Clients

Financial margin with clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate.

Change in the Financial Margin with Clients Breakdown


55,139
(145)
(2,336)
(175)
183
3,462
56,129
1
2
3
4
5

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2016 per COP as of March 31, 2020

1 **Loan portfolio mix (-Ch$145 million)**: due to an increase of the commercial loans portfolio that has lower spreads than the consumer loans portfolio.

2 **Average asset portfolio, assets spreads and liabilities margin (-Ch$2,336 million)**: mainly related to a decrease in activity in the consumer portfolio and lower spreads.

3 **Lower number of calendar days (-Ch$175 million)**: one fewer calendar day, which negatively affected the accrual of the majority of the loan portfolio and the liabilities margin.

4 **Commercial spreads on derivatives and FX transactions with clients (+Ch183 million)**: higher activity in derivatives and FX transactions with wholesale clients.

5 **Working capital and others (+Ch3,462 million)**: mainly due to the negative effect of the sale of non-core corporate assets in the fourth quarter of 2019.

Itaú Corpbanca 33

Management Discussion & Analysis | Income Statement Analysis

Annualized average rate of financial margin with clients


4.1%
3.9%
3.9%
3.8%
3.9%
2.4%
2.9%
2.3%
2.3%
2.5%
1Q19
2Q19
3Q19
4Q19
1Q20
Financial margin with clients
Risk-adjusted financial margin with clients

In Ch$ millions, end of period	1Q20 Average Balance	1Q20 Financial Margin	1Q20 Average Rate	4Q19 Average Balance	4Q19 Financial Margin	4Q19 Average Rate
Financial Margin with Clients	5,848,889	56,129	3.9%	5,768,592	55,139	3.8%
Cost of Credit		(19,434)			(22,091)	
Risk-Adjusted Financial Margin with Clients	5,848,889	36,695	2.5%	5,768,592	33,048	2.3%

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2106 per COP as of March 31, 2020.

Financial Margin with Clients:

▲ + 6 bp

- Mainly due to the negative impact associated with the sale of corporate assets in 4Q19.

Risk-Adjusted Financial Margin with Clients:

▲ + 25 bp

- Increase in the rate of Financial Margin with Clients due to the sale of corporate asset and a decrease in the cost of credit.

Financial Margin with the Market

Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Financial margin with the market increased by 49.4% in 1Q20 compared to 4Q19. This increase is mainly due to higher gains in assets and liability management and trading results in the period.


Ch$ million
10,686
11,252
11,480
10,863
9,316
14,727
12,610
10,401
5,715
8,536
1Q19
2Q19
3Q19
4Q19
1Q20
Financial Margin with the Market
1-year moving average

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2106 per COP as of March 31, 2020.

Itaú Corpbanca 34

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the first quarter of 2020, commissions and fees amounted to Ch$7.9 billion, a 19.5% decrease from the previous quarter, mainly driven by a decrease in Financial Advisory and Asset Management fees.
- Asset Management fees and Insurance Brokerage fees explain roughly 50% of our total commission and fees in Colombia, 32% and 21%, respectively in 1Q20.

In Ch$ million	1Q20	4Q19	change		1Q19	change		3M20	3M19	change	
Insurance Brokerage	1,707	1,602	105	6.5%	1,948	(241)	-12.4%	1,707	1,948	(241)	-12.4%
Credit Operations and Guarantees Provided	982	1,101	(119)	-10.8%	1,237	(255)	-20.6%	982	1,237	(255)	-20.6%
Asset Management	2,524	2,997	(474)	-15.8%	2,800	(276)	-9.9%	2,524	2,800	(276)	-9.9%
Financial Advisory	1,031	1,821	(790)	-43.4%	753	278	36.9%	1,031	753	278	36.9%
Cash Management	1,508	1,872	(364)	-19.4%	1,488	20	1.3%	1,508	1,488	20	1.3%
Others	196	476	(280)	-58.9%	1,060	(864)	-81.5%	196	1,060	(864)	-81.5%
Total Commissions and Fees	**7,948**	**9,870**	**(1,922)**	**-19.5%**	**9,287**	**(1,338)**	**-14.4%**	**7,948**	**9,287**	**(1,338)**	**-14.4%**

Note: Commissions and fees for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2106 per COP as of March 31, 2020.

Commissions and Fees Breakdown


1Q20
2%
21%
19%
12%
13%
32%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Other


4Q19
5%
16%
19%
11%
18%
30%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Other

Itaú Corpbanca 35

Management Discussion & Analysis | Income Statement Analysis

Itaú

Cost of Credit

In Ch$ million	1Q20	4Q19	change		1Q19	change		3M20	3M19	change	
Provision for Loan Losses	(23,025)	(27,502)	4,477	-16.3%	(28,019)	4,994	-17.8%	(23,025)	(28,019)	4,994	-17.8%
Recovery of Loans Written Off as Losses	3,591	5,411	(1,820)	-33.6%	3,121	470	15.0%	3,591	3,121	470	15.0%
Cost of Credit	(19,434)	(22,091)	2,657	-12.0%	(24,897)	5,464	-21.9%	(19,434)	(24,897)	5,464	-21.9%

Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2106 per COP as of March 31, 2020.

In the first quarter of 2020, cost of credit amounted to Ch$19.4 billion, a 21.9% decrease from the first quarter 2019, due to lower provisions for assets received in lieu of payment.

When compared to the fourth quarter of 2019, cost of credit decreased 12.0%, mainly due to lower provisions in the wholesale segment.

Cost of Credit and Loan Portfolio


2.2
1.3
2.0
2.0
1.7
28,019
24,897
19,897
15,413
28,656
23,345
27,502
22,091
23,025
19,434
1Q19
2Q19
3Q19
4Q19
1Q20
Provision from loan losses (Ch$ million)
Cost of credit (Ch$ million)
Cost of credit / Loan portfolio* - Annualized (%)

Note: Provision from loan losses and cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2106 per COP as of March 31, 2020.

At the end of the first quarter of 2020, our provision for loan losses was Ch$23.0 billion, 16.3% lower than the fourth quarter of 2019.

The cost of credit over loan portfolio decreased 29 basis points in the first quarter of 2020 and when compared to the first quarter of 2019, decreased 49 basis points.

Allowance for Loan Losses and Loan Portfolio


6.40
6.02
5.72
5.63
5.72
5.44
5.30
5.55
5.21
285,005
273,340
261,895
260,895
262,350
255,629
250,742
250,000
253,448
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
Allowances for loan losses (Ch$ million) - Colombia
Allowances for loan losses / Loan portfolio (%)

Note: Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2016 per COP as of March 31, 2020.

As of March, 2020, the loan portfolio increased by 3.2% in constant currency compared to December 31, 2019, reaching Ch$4.66 trillion, whereas the allowance for loan losses increased 1,4% in the quarter, totaling Ch$253.4 billion. The ratio of allowance for loan losses to loan portfolio decreased from 5.55% as of December 31, 2019 to 5.21% as of March 31, 2020.

Itaú Corpbanca 36

Management Discussion & Analysis Income Statement Analysis Credit Quality Delinquency Ratios Non-Performing Loans NPL Ratio (%) by Segments | over 90 days Ch$ million Note: NPLs for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2106 per COP as of March 31, 2020. In March 2020, the NPL ratio over 90 days for consumer and mortgage loans both increased 0.03 percentage points compared to the previous quarter. The NPL ratio over 90 days for commercial loans decreased 0.05 percentage points. Total NPL ratio over 90 days decreased from 4.17% to 4.16% in the first quarter of 2020. The portfolio of credits 90 days overdue increased 3.0% in the first quarter of 2020 compared to the previous quarter. When compared to the first quarter of 2019, this portfolio increased 31.9%, mainly due to an increase in NPLs of commercial loans related to a specific wholesale client in the fourth quarter of 2019. NPL Ratio (%) | over 90 days Coverage Ratio (%) | 90 days The NPL ratio of credits 90 days overdue decreased 1 basis points in the first quarter of 2020 compared to the previous quarter, and reached 4.16% by the end of March 2020. Compared to the same period of 2019, the ratio increased 101 basis points. As of March 31, 2020, the 90-day coverage ratio reached 131%, a decrease of 2 percentage points compared to the previous quarter. On a 12-month comparison, the total 90-day coverage ratio decreased 47 percentage points. Itaú Corpbanca 37

Management Discussion & Analysis | Income Statement Analysis
Itaú

Loan Portfolio Write-Off


3.93
3.46
2.01
1.08
1.69
1.99
1.85
2.24
1.53
22.7
45.3
39.6
12.5
19.6
23.6
21.7
25.6
17.2
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
Write-off (Ch$ billion) - Colombia
Write-off / Loan Portfolio* - Annualized (%)

* Loan portfolio average balance of the two previous quarters

Note: Write-off for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2106 per COP as of March 31, 2020

In the first quarter of 2020, the loan portfolio write-off totaled Ch$17.2 billion, a 32.6% decrease compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 1.53%, a 71 basis points decrease compared to the fourth quarter of 2019.

Recovery of Loans Written-off as Losses


Ch$ million
3,121
4,484
5,310
5,411
3,591
1Q19
2Q19
3Q19
4Q19
1Q20
Recovery of Loan Written-off as Losses (Ch$ million) - Colombia

Note: Recovery of loans written-off as losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single

In this quarter, income from recovery of loans written-off as losses decreased Ch$1.82 billion, or 33.6% from the previous quarter.

Compared to the same quarter in 2019, the income from recovery of loans written-off as losses increased by Ch$0.47 billion.

NPL Creation


Ch$ billion
26.1
48.2
50.3
9.2
25.0
29.3
32.7
50.1
22.9
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20

Note: NPL creation for Colombia is expressed in constant currency in order to eliminate

In the first quarter of 2020, NPL Creation reached Ch$22.9 billion, a 54.4% decrease compared to the previous period.

NPL Creation Coverage


112
73
92
43
287
1Q19
2Q19
3Q19
4Q19
1Q20
Colombia (%)

In the first quarter of 2020, total NPL Creation coverage reached 287%, an increase of 244 percentage points compared to the previous quarter.

The trend shown since 4Q16 reflects that our portfolio is still more concentrated in wholesale loans where we anticipate the provision compared to overdue loans.

Itaú Corpbanca
38

Management Discussion & Analysis | Income Statement Analysis

Non-interest Expenses

Highlights

- Non-interest expenses amounted to Ch$43.2 billion in the quarter, a 19.8% decrease as compared to the fourth quarter of 2019.

In Ch$ million	1Q20	4Q19	change		1Q19	change		3M20	3M19	change	
Personnel expenses	(21,637)	(23,671)	2,034	-8.6%	(22,097)	460	-2.1%	(21,637)	(22,097)	460	-2.1%
Administrative expenses	(18,701)	(27,136)	8,435	-31.1%	(17,432)	(1,268)	7.3%	(18,701)	(17,432)	(1,268)	7.3%
Personnel and Administrative Expenses	**(40,337)**	**(50,807)**	**10,470**	**-20.6%**	**(39,529)**	**(808)**	**2.0%**	**(40,337)**	**(39,529)**	**(808)**	**2.0%**
Depreciation, amortization and impairment	(2,865)	(3,084)	219	-7.1%	(3,273)	408	-12.5%	(2,865)	(3,273)	408	-12.5%
Total Non-interest Expenses	**(43,202)**	**(53,891)**	**10,688**	**-19.8%**	**(42,802)**	**(400)**	**0.9%**	**(43,202)**	**(42,802)**	**(400)**	**0.9%**

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2106 per COP as of March 31, 2020.

Personnel Expenses

Personnel expenses reached Ch$21.6 billion in the first quarter of 2020, a 8.6% decrease when compared to the previous quarter. Compared to the first quarter of 2019, there is a 2.1% decrease in expenses.

Administrative Expenses

Administrative expenses amounted to Ch$18.7 billion in the first quarter of 2020, a 31.1% decrease compared to the previous quarter mainly due to software development, security and extraordinary expenses due to the early branches closure occurred in the fourth quarter of 2019.

When compared to the first quarter of 2019, there is a 7.3% increase.

Depreciation and Amortization

Depreciation, amortization and impairment expenses totaled Ch$2.9 billion in the first quarter of 2020, a 7.1% decrease versus the fourth quarter of 2019.

Headcount


-2.3%
-1.0%
-0.3%
-1.6%
-0.4%
-2.6%
-0.5%
3,494
3,485
3,417
3,327
3,309

3,309
Headcount in Colombia and Panamá at the end of the 1Q20

- ▼ - 0.5% (1Q20/4Q19)
- ▼ - 5.1% (1Q20/1Q19)

The total number of employees including Itaú (Panama) was 3,309 at the end of the first quarter of 2020, compared to 3,327 in the fourth quarter of 2019 and 3,485 at the end of the first quarter of 2019, a 5.1% reduction in headcount for the 12-month period ended in March 31, 2020.

Itaú Corpbanca 39

Management Discussion & Analysis | Income Statement Analysis

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses.


107.8%
88.4%
85.4%
79.7%
73.0%
76.3%
54.3%
58.6%
59.4%
50.4%
1Q19
2Q19
3Q19
4Q19
1Q20
Efficiency ratio
Risk Adjusted Efficiency ratio

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2016 per COP as of March 31, 2020.

Risk-Adjusted Efficiency Ratio = Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit / Managerial Financial Margin + Commissions and Fees

Efficiency Ratio

In the first quarter of 2020, our efficiency ratio reached 59.4%, a decrease of 16.8 percentage points when compared to the fourth quarter of 2019. This was mainly due to lower Non-interest Expenses.

When compared to the first quarter of 2019, the efficiency ratio increased 9.0 percentage points, primarily due to lower operating revenues.

Risk-Adjusted Efficiency Ratio[1]

The risk-adjusted efficiency ratio, which also includes the cost of credit, reached 85.4% in the first quarter of 2020, a 22.4 percentage points decrease compared to the previous quarter as a result of lower Non-interest Expenses.

When compared to the first quarter of 2019, the risk-adjusted efficiency ratio increased by 5.6 percentage points due to lower operating revenues partially offset by a lower Cost of Credit.

1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes.

Net Operating Profit Before Loan Losses Distribution

The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result from loan losses.


Operating Revenues
(-)
Efficiency Ratio
(-)
Cost of Credit / Operating Revenues
=
Income before Tax and Minority interest / Operating Revenues
50.4
29.3
20.3
54.3
18.7
27.0
58.6
29.9
11.6
76.3
31.5
(7.8)
59.4
25.9
14.6
1Q19
2Q19
3Q19
4Q19
1Q20

Itaú Corpbanca

40

Management Discussion & Analysis Income Statement Analysis Itaú Corpbanca 41 Distribution Network Points of Service in Colombia Automated Teller Machines (ATMs) | Colombia Our distribution network provides integrated financial services andBy the end of the first quarter of 2020, the number of ATMs totaled 142 in products to our customers through diverse channels, including ATMs,Colombia, a 3.4% decrease compared to the fourth quarter of 2019. This branch offices, internet banking and telephone banking .is connected to the footprint optimization implemented this quarter. How-ever, our customers continued to have access to over 16,000 ATMs in Colombia through Colombia’s financial institutions. Branches | Colombia and Panama As of March 31, 2020, we had 128 branches in both Colombia and Pana-ma under the brand “Itaú”, 1 branches or 0.8% more compared to the previous quarter. In May 2017, we began the introduction of the “Itaú” brand in the retail market, which was completed after the rebranding of the Helm’s branch network.

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- Excluding the effect of the foreign exchange variation, at the end of the first quarter of 2020, the Colombian portfolio increased 3.2% and reached Ch$4.66 trillion when compared to the previous quarter and decreased 0.2% compared to the first quarter 2019.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	1Q20	4Q19	change	1Q19	change
Wholesale lending	**3,248,049**	**3,094,486**	**5.0%**	**3,203,598**	**1.4%**
Commercial loans	2,788,974	2,637,068	5.8%	2,732,416	2.1%
Current account overdrafts	11,712	6,434	82.0%	14,401	-18.7%
Leasing and factoring	439,106	440,839	-0.4%	444,430	-1.2%
Other loans and receivables	8,257	10,145	-18.6%	12,351	-33.1%
Retail lending	**1,411,057**	**1,419,398**	**-0.6%**	**1,466,572**	**-3.8%**
Residential Mortgage loans	**613,589**	**613,100**	**0.1%**	**592,413**	**3.6%**
Housing leasing	309,697	310,342	-0.2%	307,436	0.7%
Other mortgage loans	303,892	302,758	0.4%	284,977	6.6%
Consumer loans	**797,468**	**806,299**	**-1.1%**	**874,159**	**-8.8%**
Consumer loans payments	636,730	639,201	-0.4%	700,830	-9.1%
Current account overdrafts	2,147	2,147	0.0%	2,754	-22.0%
Credit card debtors	115,360	120,446	-4.2%	117,900	-2.2%
Leasing consumer	2,021	2,460	-17.8%	4,573	-55.8%
Other loans and receivables	41,210	42,044	-2.0%	48,103	-14.3%
TOTAL LOANS	**4,659,106**	**4,513,884**	**3.2%**	**4,670,170**	**-0.2%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2106 per COP as of March 31, 2020.

In terms of wholesale lending, the loan portfolio increased 5.0% in the first quarter of 2020, totaling Ch$3.25 trillion.

Our retail loan portfolio reached Ch$1.41 trillion at the end of the first quarter of 2020, a decrease of 0.6% compared to the previous quarter. Residential mortgage loans reached Ch$613.6 billion at the end of the first quarter of 2020, an increase of 0.1% compared to the previous quarter and an increase of 3.6% compared to March 31, 2019. On the other hand, consumer loans reached Ch$797.5 billion, a 1.1% decrease when compared to the previous quarter and an 8.8% decrease when compared to March 31, 2019.

Colombia started 2020 as it ended last year, with solid growth and an upbeat outlook. However, the COVID-19 mitigating measures might impact that dynamic as the government ordered a month and a half lockdown period starting March 25. The Central Bank of Colombia responded to the crisis by cutting the interest rate by 50 basis points to 3.75%, the first rate move in nearly two years. In addition, it announced a range of measures focused on ensuring the smooth functioning of the financial system, through the lowering of reserve requirement ratios, a bank and government bond purchase program, and the use of NDFs and REPO auctions. An economic package of 1.5% of the Colombian GDP was announced, which includes additional cash transfers for the poorest families, a fast-tracked rebate of VAT for low income population and credit lines for affected industries. The authorities have also allowed for more flexibility in access to the unemployment insurance fund, among other measures.

Itaú Corpbanca 42

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet

Assets

In Ch$ million, end of period	1Q20	4Q19	change	1Q19	change
Cash and deposits in banks	1.898.476	1.009.681	88,0%	852.518	122,7%
Cash items in process of collection	475.006	231.305	105,4%	569.204	-16,5%
Trading investments	311.772	181.402	71,9%	222.802	39,9%
Investments under resale agreements	101.158	75.975	33,1%	30.234	234,6%
Financial derivatives contracts	5.466.878	3.154.957	73,3%	1.309.222	317,6%
Interbank loans, net	49.731	56.205	-11,5%	309.263	-83,9%
Loans and accounts receivable from customers, net of loan loss allowances	22.815.417	22.373.638	2,0%	20.973.104	8,8%
Available-for-sale investments	3.763.948	3.593.204	4,8%	2.393.890	57,2%
Held-to-maturity investments	152.168	115.682	31,5%	211.097	-27,9%
Investments in associates and other companies	15.604	14.938	4,5%	9.769	59,7%
Intangible assets[1]	1.576.307	1.617.745	-2,6%	1.607.493	-1,9%
Property, plan and equipment	253.327	262.521	-3,5%	257.607	-1,7%
Current taxes	61.212	85.516	-28,4%	125.921	-51,4%
Deferred taxes	198.243	184.167	7,6%	162.589	21,9%
Other assets	1.276.958	783.447	63,0%	522.099	144,6%
Total Assets	**38.416.205**	**33.740.383**	**13,9%**	**29.556.812**	**30,0%**

1- Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019

At the end of the first quarter of 2020, our assets totaled Ch$38.4 trillion, an increase of Ch$4,676 billion or 13.9% from previous quarter, as presented below:



Ch$ billion
338
442
1,316
244
25
2,312
4,676
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Mar-20 - Dec-19

Compared to the previous year, total assets increased by Ch$8,859 billion or 30.0%. The main changes are presented below:



Ch$ billion
1,400
1,842
1,483
(94)
71
4,158
8,859
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Mar-20 - Mar-19

* Securities Investment portfolio: Trading investments, available-for-sale investments and held-to-maturity investments.
** Total other assets: Investments in other companies, Intangible assets, Property, plant and equipment, Current taxes, Deferred taxes and Other assets

Asset Breakdown
March 31, 2020

Ch$ 38.4 billion

▲ 13.9% (Mar-20 vs. Dec-19)
▲ 30.0% (Mar-20 vs. Mar-19)



61,5%
14,2%
11,0%
5,1%
0,3%
3,8%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 31.7 billion
▲ 16.6% (Mar-20 vs. Dec-19)
▲ 37.7% (Mar-20 vs. Mar-19)

Ch$ 6.7 billion
▲ 2.5% (Mar-20 vs. Dec-19)
▲ 2.7% (Mar-20 vs. Mar-19)



Ch$ billion
28,733
29,331
32,477
33,740
38,416
23%
22%
21%
19%
18%
77%
78%
79%
81%
82%
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Chile
Colombia
Total

Itaú Corpbanca

43

Management Discussion & Analysis | Balance Sheet

Liabilities

In Ch$ million, end of period	1Q20	4Q19	change	1Q19	change
Deposits and other demand liabilities	5,267,262	4,873,448	8.1%	4,341,345	21.3%
Cash items in process of being cleared	494,788	164,573	200.6%	518,443	-4.6%
Obligations sold under repurchase agreements	658,196	559,457	17.6%	706,299	-6.8%
Time deposits and other time liabilities	12,708,280	11,620,187	9.4%	9,966,450	27.5%
Financial derivatives contracts	5,181,904	2,938,034	76.4%	1,088,654	376.0%
Interbank borrowings	2,942,051	2,646,756	11.2%	2,277,389	29.2%
Issued debt instruments	6,556,820	6,408,356	2.3%	6,305,812	4.0%
Other financial liabilities	8,642	12,966	-33.3%	10,764	-19.7%
Current taxes	30,666	13	-	1,418	-
Deferred taxes	433	263	64.6%	617	-29.8%
Provisions	138,586	194,107	-28.6%	163,391	-15.2%
Other liabilities[1]	1,095,604	881,838	24.2%	611,951	79.0%
Total Liabilities	**35,083,232**	**30,299,998**	**15.8%**	**25,992,533**	**35.0%**
Attributable to Shareholders	**3,246,016**	**3,346,102**	**-3.0%**	**3,338,116**	**-2.8%**
Non-controlling interest	86,957	94,283	-7.8%	226,163	-61.6%
Total Equity and Liabilities	**38,416,205**	**33,740,383**	**13.9%**	**29,556,812**	**30.0%**

1- Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019.

The main changes in liabilities at the end of the first quarter of 2020, compared to the previous quarter, are presented in the chart below:


Ch$ billion
1,088
394
99
148
2,244
703
4,676
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Mar-20 - Dec-19

Compared to the previous year, the main changes in liabilities are highlighted as follows:


Ch$ billion
2,742
926
(48)
251
4,093
895
8,859
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Mar-20 - Mar-19

* **Total other liabilities**: Cash items in process of being cleared, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Itaú Corpbanca 44

Management Discussion & Analysis | Balance Sheet by Currency

Balance Sheet by Currency

Assets | March 31, 2020

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	1.898.476	1.452.742	1.079.551	-	373.191	445.734
Cash items in process of collection	475.006	471.792	202.971	-	268.821	3.214
Trading investments	311.772	110.146	110.146	-	-	201.626
Investments under resale agreements	101.158	90.283	90.283	-	-	10.875
Financial derivatives contracts	5.466.878	5.223.658	3.445.368	371.238	1.407.052	243.220
Interbank loans, net	49.731	34.827	(106)	-	34.933	14.904
Loans and accounts receivable from customers, net of loan loss allowances	22.815.417	18.409.759	5.733.782	8.819.035	3.856.942	4.405.658
Available-for-sale investments	3.763.948	2.812.661	1.499.212	1.158.581	154.868	951.287
Held-to-maturity investments	152.168	60.190	-	-	60.190	91.978
Investments in associates other companies	15.604	12.126	12.126	-	-	3.478
Intangible assets	1.576.307	1.420.907	1.419.897	-	1.010	155.400
Property, plant and equipment	253.327	198.483	188.953	-	9.530	54.844
Current taxes	61.212	5.876	5.404	-	472	55.336
Deferred taxes	198.243	184.136	161.895	-	22.241	14.107
Other assets	1.276.958	1.203.148	352.698	121.842	728.608	73.810
Total Assets	**38.416.205**	**31.690.734**	**14.302.180**	**10.470.696**	**6.917.858**	**6.725.471**

Liabilities | March 31, 2020

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	5,267,262	3,060,606	2,363,003	3,901	693,702	2,206,656
Cash items in process of being cleared	494,788	494,788	228,246	-	266,542	-
Obligations sold under repurchase agreements	658,196	396,848	396,848	-	-	261,348
Time deposits and other time liabilities	12,708,280	11,051,038	8,931,687	392,741	1,726,610	1,657,242
Financial derivatives contracts	5,181,904	4,996,196	3,261,511	448,835	1,285,850	185,708
Interbank borrowings	2,942,051	2,142,515	-	-	2,142,515	799,536
Issued debt instruments	6,556,820	5,760,872	749,146	5,011,726	-	795,948
Other financial liabilities	8,642	8,642	8,632	10	-	-
Current taxes	30,666	29,961	29,961	-	-	705
Deferred taxes	433	302	83	-	219	131
Provisions	138,586	71,894	71,894	-	-	66,692
Other liabilities	1,095,604	1,013,951	352,416	500,620	160,915	81,653
Total Liabilities	**35,083,232**	**29,027,613**	**16,393,427**	**6,357,833**	**6,276,353**	**6,055,619**
Capital	1,862,826	1,779,353	1,779,353	-	-	83,473
Reserves	1,195,849	545,217	545,217	-	-	650,632
Valuation adjustment	12,008	3,338	3,338	-	-	8,670
Retained Earnings:	**175,333**	**249,227**	**(23,276)**	**69,903**	**202,600**	**(73,894)**
Retained earnings or prior years	156,342	232,458	232,458	-	-	(76,116)
Income for the period	27,130	23,357	(249,146)	69,903	202,600	3,773
Minus: Provision for mandatory dividend	(8,139)	(6,588)	(6,588)	-	-	(1,551)
Equity attributable to shareholders	**3,246,016**	**2,577,135**	**2,304,632**	**69,903**	**202,600**	**668,881**
Non-controlling interest	86,957	85,986	85,986	-	-	971
Total Equity	**3,332,973**	**2,663,121**	**2,390,618**	**69,903**	**202,600**	**669,852**
Total Liabilities and Equity	**38,416,205**	**31,690,734**	**18,784,045**	**6,427,736**	**6,478,953**	**6,725,471**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Itaú Corpbanca 45

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- By the end of the first quarter of 2020, our total credit portfolio reached Ch$23.6 trillion, increasing 2.0% from the previous quarter and 9.1% from the same period of the previous year. The increase was mainly driven by a higher performance in the Chilean portfolio.
- In constant currency, total loans in Colombia increased 3.2% in the first quarter of 2020 and decreased 0.2% in the 12-month period ended in March 31, 2020. The increase in first quarter of 2020 was mainly driven by a 5.0% increase in the wholesales segment (see details on page 42). Considering the 7.8% depreciation of the exchange rate of the Colombian peso, the loan portfolio for Colombia has decreased 4.8% in the last quarter and 1.8% in the 12-month period ended in March 31,2020.

In Ch$ million, end of period	1Q20	4Q19	change	1Q19	change
Wholesale lending	**15,907,157**	**15,479,786**	**2.8%**	**14,506,392**	**9.7%**
Chile	**12,659,108**	**12,123,612**	**4.4%**	**11,251,074**	**12.5%**
Commercial loans	10,508,863	10,266,249	2.4%	9,624,539	9.2%
Foreign trade loans	1,396,255	1,109,169	25.9%	932,554	49.7%
Leasing and Factoring	753,990	748,194	0.8%	693,981	8.6%
Colombia	**3,248,049**	**3,356,174**	**-3.2%**	**3,255,318**	**-0.2%**
Commercial loans	2,808,943	2,878,055	-2.4%	2,803,713	0.2%
Leasing and Factoring	439,106	478,119	-8.2%	451,605	-2.8%
Retail lending	**7,712,424**	**7,674,270**	**0.5%**	**7,142,250**	**8.0%**
Chile	**6,301,367**	**6,134,839**	**2.7%**	**5,652,001**	**11.5%**
Consumer loans	1,879,158	1,923,745	-2.3%	1,791,606	4.9%
Residential mortgage loans	4,422,209	4,211,094	5.0%	3,860,395	14.6%
Colombia	**1,411,057**	**1,539,431**	**-8.3%**	**1,490,249**	**-5.3%**
Consumer loans	797,468	874,484	-8.8%	888,272	-10.2%
Residential mortgage loans	613,589	664,947	-7.7%	601,977	1.9%
TOTAL LOANS	**23,619,581**	**23,154,056**	**2.0%**	**21,648,642**	**9.1%**
Chile	**18,960,475**	**18,258,451**	**3.8%**	**16,903,075**	**12.2%**
Colombia	**4,659,106**	**4,895,605**	**-4.8%**	**4,745,567**	**-1.8%**


Loan Portfolio - Breakdown
Mortgage 13%
Consume 17%
Commercial 70%
Colombia 20%
Chile 79%
Mortgage 19%
Consumer 8%
Commercial 53%

Credit Portfolio - Currency Breakdown


Ch$ billion
Mar-20 6,269 8,819 8,531 23,620
Dec-19 6,219 8,749 8,186 23,154
Sep-19 6,101 8,578 7,821 22,499
Jun-19 6,049 8,302 7,707 22,058
Mar-19 5,993 8,016 7,639 21,649
Dic-18 6,067 7,785 7,651 21,503
Sep-18 6,001 7,796 7,363 21,159
Jun-18 5,986 7,765 7,385 21,136
Mar-18 5,976 7,704 6,934 20,614
Ch$ UF FX

As of March 31, 2020, Ch$8,531 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion increased 4.2% in this quarter and represents approximately 36% of our total foreign currency loans. In the first quarter of 2020, the U.S. dollar variation was 14.0% or approximately Ch$75 per dollar.

Itaú Corpbanca

46

Management Discussion & Analysis Balance Sheet NPL Ratio (90 days overdue) by segment By the end of the first quarter of 2020, our total consolidated NPL ratio for operations 90 days overdue reached 2.84%, an increase of 0.02 percentage points from the previous quarter and 0.65 percentage points from the same period of 2019. The NPL ratio for commercial loans increased from 3.17% to 3.19% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 2.81%, a 0.01 percentage points increase when compared to the fourth quarter of 2019. For consumer loans, the NPL ratio increased 0.18 percentage points and mortgage loans decrease 0.09 percentage points in the quarter. Tangible Equity Breakdown The chart below shows the calculation of the average tangible Shareholders Equity or “Managerial Equity”, which we use to determine the RoTAE. 1Q20 Average Balance (Ch$ billion) Itaú Corpbanca 47

Management Discussion & Analysis | Balance Sheet

Funding

Highlights

- Total funding, including interbank deposits, amounted to Ch$28.1 trillion by the end of the first quarter of 2020, a 7.7% increase compared to the previous quarter and a 19.2% increased compared with the same period of 2019, driven by a fly to quality from mutual and investment funds to deposits. Deposits have increased 9.4% and 27.5% quarter-over-quarter and year-over-year, respectively, despite the decrease in the monetary policy interest rate.
- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. Our funding strategy for the period of time covered by this report has changed as we sought longer tenor maturity and diversification.
- In this context, Itaú Corpbanca successfully placed US$625 million senior bonds in the local market in the 12-month period ended in April 8, 2020. The latter compares with US$659 million and US$470 million issuances in 2019 and 2018, respectively. Our strategy in terms of bond issuances is to seek longer maturity tenor and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads obtained in these issuances have allowed an improvement in the cost of funds.
- Our strategy of diversification also includes two syndicated loans, one for US$150 million maturing in April 2020 and a US$100 million AB Loan led by IFC (a 5-year tenor for the A Loan, maturing in December 2020).

In Ch$ million, end of period	1Q20	4Q19	change	1Q19	change
Deposits and other demand liabilities	5,267,262	4,873,448	8.1%	4,341,345	21.3%
Time deposits and saving accounts	12,708,280	11,620,187	9.4%	9,966,450	27.5%
Investments sold under repurchase agreements	658,196	559,457	17.6%	706,299	-6.8%
Letters of credit	38,209	40,933	-6.7%	49,814	-23.3%
Bonds	5,428,082	5,289,084	2.6%	5,217,263	4.0%
Subordinated bonds	1,090,529	1,078,339	1.1%	1,038,735	5.0%
Interbank borrowings	2,942,051	2,646,756	11.2%	2,277,389	29.2%
Other financial liabilities	8,642	12,966	-33.3%	10,764	-19.7%
Total Funding	**28,141,251**	**26,121,170**	**7.7%**	**23,608,059**	**19.2%**

The amounts, tenors and spreads versus peers of the bonds issued during the last 12-month period are set forth in the chart below:


Bonds in CLP & UF (expressed in USD mn)
6 - 10 years
> 10 years
Spread vs Peers
9 bp
2 bp
6 bp
6 bp
5 bp
6 bp
4 bp
6 bp
5 bp
4 bp
5 bp
9 bp
6 bp
4 bp
3 bp
7 bp
6 bp
5 bp
25 bp
10 bp
169
83
68
68
101
68
68
68
68
84
68
47
1
17
2
17
34
17
101
101

Itaú Corpbanca

48

Management Discussion & Analysis | Risk and Capital Management

Itaú

Risk and Capital Management

We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

We have established a risk and capital commission to assist our board and management in their assessment and management of market and liquidity risks, P&L, and capital adequacy, in accordance with both economic principles and the rules set forth by local regulation and those of Basel I, II, and III. These principles and rules are applied to provide oversight and management of market and liquidity risks, P&L, and economic capital principles, to review the effectiveness of those related policies and limits and to review the adherence to market and liquidity risk and capital policies and procedures throughout the Bank.

We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

Liquidity Ratios

Highlights

- In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.
- The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the Basel III Committee on Banking Supervision (BIS III), which were adopted by the CMF and the Brazilian Central Bank (BACEN).

Liquidity Coverage Ratio (LCR)

In Ch$ million	1Q20	4Q19
High Quality Liquid Assets	2,692,495	2,539,890
Net Potential Cash Outflows	2,296,713	2,109,363
LCR (%)	117.2%	115.2%

In Ch$ million	1Q20	4Q19
High Quality Liquid Assets	1,001,076	1,080,249
Net Potential Cash Outflows	843,520	812,1499
LCR (%)	118.7%	133.0%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2106 per COP as of March 31, 2020.

Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum will gradually rise to 100% by 2023. On the other hand, BACEN establishes a limit of 100% for LCR. Accordingly, our internal minimum limit for LCR set by our board of directors is 100%.

Net Stable Funding Ratio (NSFR)

In Ch$ million	1Q20	4Q19
Available Stable Funding	15,889,721	14,824,848
Required Stable Funding	17,594,714	16,650,391
NSFR (%)	90.3%	89.0%

In Ch$ million	1Q20	4Q19
Available Stable Funding	3,695,681	3,707,320
Required Stable Funding	4,286,404	4,165,226
NSFR (%)	86.2%	89.0%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2106 per COP as of March 31, 2020.

Our current internal minimum limit for NSFR, set by the board of directors, is 90% in Chile and 85% for Colombia.

Note: Data for Chile includes our New York branch and data for Colombia includes its subsidiary in Panama. In this report, we have changed "Potential Cash Outflows" data included in 3Q19, for "Net Potential Cash Outflows" since 4Q19.

Itaú Corpbanca

49

Management Discussion & Analysis Risk and Capital Management Capital Highlights At the end of the first quarter of 2020, our regulatory capital ratio reached 12.18%, a decrease of 96 basis points when compared to the fourth quarter of 2019. Minimum Capital Requirement Our minimum capital requirements are set by the Comisión para el Mercado Financiero (CMF) which follows the Chilean banking law capital require-ments. On January 12, 2019, a new banking law was enacted for purposes of adopting Basel III and replaced the SBIF with CMF, as of June 1, 2019. With this milestone the process of implementing Basel III in Chile started. During the year, the CMF is expected to issue regulations for several key definitions for the implementation of Basel III, su ch as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, changes in credit RWA as well as the definitive models for market and opera-tional risk, among other aspects. The regulation is expected to become effective no later than December 1, 2020 and the regul atory adjustments and exclusions are expected to be applied progressively during a 5 -year term, without discounts in 2021 and with progressive inc reases at a ratio of 25% per year during subsequent years until reaching 100% on December 1, 2025. Currently, our minimum capital requirement is expressed as a ratio of regulatory capital, stated by the referential equity or total capital, composed of Tier I capital and Tier II capital, and the risk -weighted assets, or RWA. Our minimum total capital requirement corresponds to 1 0.0%. Itaú Corpbanca targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulato-ry capital ratio of the three largest private banks in Chile and Colombia. Solvency Ratios Note: (1) Core Capital = Capital básico according to CMF current definitions; (2) BIS Ratio = Regulatory capital / RWA, according to CMF current definitions . Main changes in the first quarter 2020 The BIS ratio decreased 96 basis points from 13.14% to 12.18%, mainly due to the payment of 100% dividend from 2019 net income and an increase in our risk -weighted assets. Itaú Corpbanca 50 In Ch$ millions, end of period 1Q20 4Q19 Core capital 1 (-) Goodwill (+) Subordinated debt (+) Additional provisions (+) Minority interest = Regulatory capital (Core capital + Tier II capital) Risk-Weighted assets (RWA) 3,246,016 (1,174,571) 1,010,521 - 86,957 3,168,923 26,006,974 3,346,102 (1,194,331) 1,034,514 - 94,284 3,280,569 24,960,182 Ratios (%) BIS (Regulatory capital / Risk-weighted assets) 2 12.18% 13.14% Core capital ratio 1 (ex-goodwill) 7.96% 8.62%

Additional Information Management Discussion & Analysis

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Management Discussion & Analysis | Our Shares

Our Shares

Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange (**ITAUCORP**). Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange (**ITCB**).

Market Capitalization

Ch$1.1 trillion | US$1.3 billion

Sell-side ratings

2 Buy	7 Hold	1 Sell

Source: Sell-side reports.

Average daily traded volumes for the 12-month period ended March 31, 2020 (US$ million)


Santiago
NY
Total

Corporate Structure Chart

As of March 31, 2020, our shareholders structure was as follows:


Itaú Unibanco
38.14%
Saieh Family[1]
28.57%
IFC
3.32%
Others
29.97%
Itaú Corpbanca
512,406,760,091 (# total shares)

1- Includes 1,005,897,850 shares owned by Cía. Inmobiliaria y de Inversiones Saga SpA that are under custody


Others
Free Float
Others
2.47%
Sec. Brokerage
11.89%
Local
Inst. Investors
5.14%
154 bn
(# shares)
10.47%
ADR's & Foreign
Inst. Investors

Strengths of our structure

- Itaú Corpbanca is controlled by Itaú Unibanco.
- Itaú Unibanco and the Saieh Family appoint the majority of the board of directors.
- Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and the Saieh Family shall vote together as a single block according to Itaú Unibanco recommendation.
- Professional and experienced management team.

Performance in the Capital Markets

Price and Volume	ITAUCORP (Common shares)	ITCB (ADR)
	Ch$	US$
Closing Price at 03/31/2020	2.22	3.99
Maximum price in the quarter	4.56	9.00
Average Price in the quarter	3.50	6.58
Minimum price in the quarter	1.81	3.30
Closing Price at 12/31/2019	4.36	8.61
Closing Price at 03/31/2019	6.00	12.98
Change in 1Q'20	-49.11%	-53.66%
Change in LTM	-63.02%	-69.25%
Average daily trading volume LTM (million)	1,396.22	0.07
Average daily trading volume in 1Q'20 (million)	1,058.81	0.04

Shareholder Base and Ratios	1Q20	4Q19	1Q19
Number of outstanding shares (million)	512,406.8	512,406.8	512,406.8
Recurring Diluted Earnings per share in the quarter (Ch$)	0.07	0.03	0.07
Accounting Diluted Earnings per share in the quarter (Ch$)	0.05	0.02	0.06
Recurring Diluted Earnings per ADR in the quarter (US$)	0.12	0.07	0.15
Accounting Diluted Earnings per ADR in the quarter (US$)	0.09	0.04	0.12
Book value per share in the quarter (Ch$)	6.33	6.53	6.51
Price* / Earnings (P/E)	10.48	57.23	27.21
Price*/ Tangible Book Value (P/B)	0.35	0.67	0.92

* Closing price on the last trading day of each period

Dividends

The dividend policy approved by our shareholders in March 2017 in the annual shareholders meeting is to distribute a final dividend of 100% of the annual net income **net of the necessary reserves to comply with capital ratios defined as "Optimal Regulatory Capital" in the "Shareholders Agreement"** whose terms are part of the "Transaction Agreement" executed on January 29, 2014.

Itaú Corpbanca paid its last annual dividend of **Ch$0.2479770771/share** in Chile on March 19, 2020. The dividend payout ratio was 100% of 2019 Net Income, equivalent to a dividend yield of 7.80%. For purposes of capital requirements, annual dividends are provisioned at 30%.

The following table shows dividends per share distributed during the past five years:

Company	Charge to Fiscal Year	Year paid	Net Income (Ch$ mn)	% Distributed	Dividend per Share (Ch$)
Banco Itaú Chile	2015	**2016**	104,336	50%	36,387.38
Corpbanca	2015	**2016**	201,771	50%	0.29640983
Corpbanca	2015	**2016**	201,771	UF 124,105	0.00939188
Itaú Corpbanca	2016	**2017**	2,059	30%	0.001205475
Itaú Corpbanca	2017	**2018**	57,447	40%	0.044844689
Itaú Corpbanca	2018	**2019**	172,047	30%	0.100728627
Itaú Corpbanca	2019	**2020**	127,065	100%	0.2479770771

Itaú Corpbanca

53

Management Discussion & Analysis | Ratings

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú Corpbanca is rated by two worldwide recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor´s Global Ratings ('Standard & Poor's' or 'S&P').

On April 2, 2020, **Moody's** changed the outlook on our ratings to 'negative' from 'stable' driven primarily by the more challenging operating conditions and Moody's expectation that asset quality and profitability metrics will deteriorate over the next 12 months. Our 'baa3' standalone baseline credit assessment (BCA) reflects our likely weakening asset quality, reflecting the more difficult operating conditions in Chile and Colombia. Moreover, the credit assessment remains constrained by our low capitalization. Our already-modest profitability could be further affected by continued high credit costs, with negative implications for its capitalization. On the other hand, our ongoing retail strategy implementation will likely take longer to effect improvements in profitability. Our 'A3' deposit ratings reflect Moody's assessment of support from Itaú Unibanco (Ba3/stable) and the Government of Chile (A1/stable), which results in a three-notch uplift from its standalone BCA of 'baa3'.

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Negative

On April 3, 2020, **Standard & Poor´s** revised its outlook to 'negative' from 'stable' and affirmed its ratings on 11 Chilean financial institutions, including Itaú Corpbanca. These negative outlooks for the next 18-24 months reflect S&P's view of the risk of prolonged adverse economic conditions due to COVID-19 and social unrest, could translate into consistently heightened economic and credit risks for entities operating in Chile. This could take a toll on the financial institutions' financial profiles, particularly in terms of asset quality, and capital and earnings.

S&P maintained its BICRA at group '3', with an anchor for banks operating in the country at 'bbb+'. S&P kept their economic risk score at '4' and industry risk of '3', but revised the economic risk trend to 'negative' from 'stable'. The industry risk trend remains stable, reflecting the expectations that regulatory measures should allow the financial system to maintain adequate liquidity and solvency.

If the negative economic risk trend materializes, S&P could lower the starting point (anchor) to 'bbb' from 'bbb+' when assigning a rating to a financial institution that operates in Chile, reflecting a rising credit risk among entities and/or the economy's lower resilience to external shocks and other negative effects. In addition, the steeper economic risk score, which calibrates the risk weights for our risk-adjusted capital (RAC) framework, could lead to higher risk charges, and therefore, lower RAC ratios for some financial institutions operating in Chile.

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Senior unsecured bonds	BBB+
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating

On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Clasificadora de Riesgo Humphreys Ltda. ('Humphreys').

On March 31, 2020, **Feller Rate** affirmed our 'AA' local ratings and changed the outlook from 'positive' to 'stable'. The 'Stable' outlook reflects a strong business position; a strong risk position; an adequate capital and liquidity; and moderate earnings. The stable outlook reflects that economic conditions, due to COVID-19 and social unrest, will potentially translate into a challenging scenario for improving profitability since loan growth will be constrained and credit risk will rise among the banking industry. Feller Rate expect our current risk appetite and sound credit and market risk management will allowed us to face this challenging scenario. Going forward, the strengthening of our earnings position, with controlled credit risk levels, are keys factors that could trigger a positive rating review.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

On April 2, 2020, **Humphreys** affirmed our 'AA' local ratings and changed our outlook from 'positive' to 'stable'. The change on our outlook is due to current shift on the economic conditions. Potential increase in unemployment will translate into a constrain in loans growth, as well as in an increase in the NPL ratio. The latter could result into higher loan loss provisions (which were already increasing due to both higher write-off and higher provisions) and an increase in delinquencies across the financial system. According to Humphreys, we would be able to maintain our risk control.

However, if the current macroeconomic scenario further deteriorates and financial stress arises, the financial system's liquidity, including ours, could be affected. All in all, Humphreys estimates that the monetary authority would intervene to prevent a systemic risk.

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Itaú Corpbanca 54

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTARY INFORMATION Santiago, Chile, April 30, 2020 To the Shareholders and Directors of Itaú Corpbanca and its subsidiaries Introduction In connection with our review of the consolidated financial statements of Itaú Corpbanca and its subsidiaries (the “Bank”) as of March 31, 2020 and for the three-month period then ended, on which we issued a report without exceptions dated April 29, 2020, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Corpbanca and its subsidiaries as of March 31, 2020. Scope of the Review We conducted our review in accordance with the International Auditing Standard 720, “The auditor´s responsibility relating to other information in documents containing financial statements”. This standard establishes the procedures to be performed in the engagements of this nature. Those procedures are primarily comprised by: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis report is presented to allow additional analysis. Notwithstanding, management is responsible for the accounting information contained in the supplementary information included in the Management Discussion and Analysis report and this information should not be considered an integral part of the financial statements, therefore, our conclusion on the consolidated financial statements does not cover such information. Conclusion Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements as of March 31, 2020 and for the three-month period then ended, taken as a whole, prepared in accordance with the accounting standards and instructions issued by the Commission for the Financial Market.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú Corpbanca’ s management. There are risks and uncertainties that could cause actual results to differ mate-rially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca’ s ma-nagement. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca’ s financial results is included from time to time in the “Risk Factors” section of Itaú Corpbanca’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CEO. Itaú Corpbanca Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Claudia Labbé Head of Investor Relations. Itaú Corpbanca Santiago. Chile Phone: (562) 2660-1751 claudia.labbe@itau.cl Itaú Corpbanca 57

Management Discussion & Analysis Executive Summary Itaú Corpbanca

Management Discussion & Analysis Executive Summary Itaú Corpbanca